SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
Consolidated Financial Statements
at December 31, 2009, 2008 and 2007 and
Report of independent auditors

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
TAM S.A.

1 We have audited the accompanying consolidated statements of financial position of TAM S.A. (the “Company”) and its subsidiaries as of December 31, 2009, 2008 and 2007, and the related consolidated statements of income, of comprehensive income (loss), of changes in equity and of cash flows for the years then ended. These financial statements are the responsibility of the management of TAM S.A. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of TAM S.A. and its subsidiaries at December 31, 2009, 2008 and 2007 and the results of their operations, the comprehensive income (loss), the changes in equity and their cash flows for the years then ended, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

4 As described in Note 4 the financial statements for the years ended December 31, 2008 and 2007 have been retroactively adjusted as a result of the voluntary change in the presentation of the statement of financial position described in Note 4.1 and as result of the correction of prior period errors described in Note 4.2

São Paulo, March 30, 2010

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F"

Carlos Alberto de Sousa
Contador CRC 1RJ056561/O-0 “S” SP

TAM S.A.
Consolidated Statements of Financial Position as of December 31
In thousands of reais, unless otherwise indicated

Assets	Note	2009	2008	2007	Liabilities	Note	2009	2008	2007

			(Restated)	(Restated)				(Restated)	(Restated)
Current assets					Current liabilities

Cash and cash equivalents	5	1,075,172	671,785	466,538	Suppliers		430,982	486,095	426,856
Financial assets at fair value through profit and loss	6	1,011,022	1,242,271	2,140,339	Financial liabilities	15	1,244,685	910,153	1,197,986
Trade accounts receivable	7	1,121,979	1,157,239	937,928	Salaries and social charges		307,607	317,951	236,707
Inventories	8	195,092	169,422	100,185	Deferred income	16	1,698,321	1,105,719	1,049,514
Non-current assets held for sale			62,134	62,286	Taxes, charges and contributions		179,662	246,337	129,135
Taxes recoverable					Proposed interest on own capital and
		99,268	120,712	87,017	dividends		233,985	599	32,052
Derivative financial instruments				62,967	Derivative financial instruments	17	235,727	1,021,928
Prepaid expenses		148,910	149,281	195,886	Other current liabilities	18	123,696	149,091	130,765
Other receivables		142,971	97,944	74,104

		3,794,414	3,670,788	4,127,250			4,454,665	4,237,873	3,203,015

Non-current assets					Non-current liabilities

Restricted cash		79,370			Financial liabilities	15	5,924,737	7,178,873	3,908,700
Deposits in guarantee	10	59,520	116,135	161,488	Derivative financial instruments	17	6,288	107,057
Deferred income tax and social contribution	11	621,788	306,969	4,770	Deferred income	16	100,169	369,210	357,769
Prepaid aircraft maintenance	12	408,628	383,593	119,633	Provisions for contingencies	19	666,573	947,800	769,696

Other receivables					Refinanced taxes payable under Fiscal
		28,549	157,904	104,709	Recovery Program	20	319,671
Property, plant and equipment including aircraft pre-delivery payments	13	6,910,496	9,663,452	5,781,076	Other non-current liabilities	18	173,948	282,993	185,277
Intangible assets	14	241,701	152,092	34,248

							7,191,386	8,885,933	5,221,442

		8,350,052	10,780,145	6,205,924

					Total liabilities		11,646,051	13,123,806	8,424,457

					Equity
					Capital and reserves attributable to equity holders of TAM S.A.
					Share capital	21	675,497	675,497	675,497
					Revaluation reserve	22	116,504	1,146,829	284,465
					Other reserves	23	131,583	92,092	885,383
					Retained earnings /(Accumulated deficit)		(428,577)	(591,525)	60,743

							495,007	1,322,893	1,906,088
					Non-controlling interest		3,408	4,234	2,629

					Total equity		498,415	1,327,127	1,908,717

Total assets		12,144,466	14,450,933	10,333,174	Total liabilities and equity		12,144,466	14,450,933	10,333,174

TAM S.A.
Consolidated Income Statements
Years Ended December 31
In thousands of reais, unless otherwise indicated

	Note	2009	2008	2007

			(Restated)	(Restated)
Revenue	24	9,765,506	10,513,044	8,018,819
Operating expenses	25	(9,595,826)	(9,954,107)	(7,698,478)

Operating profit before movements in fair value
of fuel derivatives and revaluation of aircraft		169,680	558,937	320,341

Movements in fair value of fuel derivatives		316,852	(1,273,461)	130,410
Gains/(losses) on revaluation of aircraft recognized in the income statement	13	(1,207,608)	242,370	(224,701)

Operating (loss)/profit		(721,076)	(472,154)	226,050

Finance income	27	2,412,686	1,410,361	1,006,868
Finance costs	27	(1,041,414)	(3,006,220)	(755,198)

Profit/(Loss) before income tax and social contribution		650,196	(2,068,013)	477,720

Income tax and social contribution	28	(212,781)	634,243	(145,941)

Profit/(Loss) for the year (all continuing operations)		437,415	(1,433,770)	331,779

Attributable to
Non-controlling interest		1,681	868	177
Equity holders of TAM		435,734	(1,434,638)	331,602

Earnings/(loss) per share (common and preferred) – in R$
Basic	29	2.90	(9.54)	2.20
Diluted	29	2.90	(9.54)	2.19

TAM S.A.
Consolidated Statements of Comprehensive Income (Loss)
Years Ended December 31
In thousands of reais, unless otherwise indicated

	Note	2009	2008	2007

			(Restated)	(Restated)
Revaluation of property, plant and equipment, net of tax	22	(1,017,255)	885,921	(17,370)
Currency translation gains/(losses), no tax effect		(20,104)	13,152	(3,537)

Net income/(expense) recognized directly in equity, net of tax		(1,037,359)	899,073	(20,907)
Profit/(Loss) for the year (all continuing operations)		437,415	(1,433,770)	331,779

Total comprehensive income/(Loss)		(599,944)	(534,697)	310,872

Attributable to
Non-controlling interest		1,681	868	177
Equity holders of TAM		(601,625)	(535,565)	310,695

TAM S.A.
Consolidated Statement of Changes in Equity
Years Ended December 31
In thousands of reais, unless otherwise indicated

		Revaluation	Other reserves	Retained earnings (Accumulated deficit)		Non- controlling interest
	Share capital	Reserve (Note 22)	(Note 23)		Total		Total

At January 01, 2007	675,000	326,035	615,041		1,616,076	2,744	1,618,820

Total comprehensive income
(loss) for the year, net of
taxyear, net of tax
(Restated)		(17,370)	(3,537)	331,602	310,695	177	310,872
Revaluation reserve
depreciation of aircraft
(Restated)		(24,200)		24,200
Other movements						(292)	(292)
Transactions with owners:
Capital increase through issuance of shares	497				497		497
Stock option plan			11,230		11,230		11,230
Movement in treasury shares			(882)		(882)		(882)
Dividends (note 30)				(31,528)	(31,528)		(31,528)
Appropriation of net income			263,531	(263,531)

Subtotal transactions with owners	497		273,879	(295,059)	(20,683)		(20,683)

At December 31, 2007
(Restated)	675,497	284,465	885,383	60,743	1,906,088	2,629	1,908,717

Total comprehensive income
(loss) for the year, net of
taxyear, net of tax
(restated)		885,921	13,152	(1,434,638)	(535,565)	868	(534,697)
Revaluation reserve
depreciation of aircraft
(Restated)		(23,557)		23,557
Other movements						737	737
Transactions with owners:
Stock option plan - credit			16,512		16,512		16,512
Options exercised			(9,336)		(9,336)		(9,336)
Movement in treasury
shares			(11,370)	(2,899)	(14,269)		(14,269)
Dividends (note 30)				(40,537)	(40,537)		(40,537)
Appropriation of net income			(802,249)	802,249

Subtotal transactions with
owners			(806,443)	758,813	(47,630)		(47,630)

At December 31, 2008
(Restated)	675,497	1,146,829	92,092	(591,525)	1,322,893	4,234	1,327,127

Total comprehensive income (loss) for the year, net of tax		(1,017,255)	(20,104)	435,734	(601,625)	1,681	(599,944)
Revaluation reserve depreciation of aircraft		(13,070)		13,070
Other movements						(2,507)	(2,507)
Transactions with owners:
Stock option plan			11,409		11,409		11,409
Unvested options forfeited			(948)		(948)		(948)
Interest on own capital (note 30)				(24,998)	(24,998)		(24,998)
Dividends (note 30)				(211,724)	(211,724)		(211,724)
Transfer to Legal reserve (note 23.2)			49,134	(49,134)

Subtotal transactions with owners			59,595	(285,856)	(226,261)		(226,261)

At December 31, 2009	675,497	116,504	131,583	(428,577)	495,007	3,408	498,415

TAM S.A.
Consolidated Cash Flow Statements
Years Ended December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

	Note	2009	2008	2007

Cash generated from operating activities	31	587,165	1,904,477	724,760
Tax paid		(83,429)	(58,443)	(65,528)
Interest paid		(312,633)	(303,525)	(286,559)

Net cash generated from operating activities		191,103	1,542,509	372,673

Cash flows from investing activities
Investments in restricted cash		(79,370)
Proceeds from sale property, plant and equipment (PPE)		35,869	8,204	4,558
Purchases of property, plant and equipment (PPE)		(334,896)	(637,483)	(311,852)
Purchases of intangible assets		(135,296)	(133,469)	(37,071)
Deposits in guarantee
Reimbursement		60,697	106,292	21,011
Deposits made		(27,922)	(30,503)	(65,383)
Pre delivery payments
Reimbursement			261,302	401,977
Payments			(217,688)	(451,456)

Net cash (used in) investing activities		(480,918)	(643,345)	(438,216)

Cash flows from financing activities
Proceeds from issuance of common shares				497
Purchase of treasury shares			(14,269)
Dividends paid to the Company's stockholders			(72,065)	(137,629)
Short and long-term borrowings
Issuance		236,581	208,692	638,105
Repayment		(70,714)	(471,390)	(591,857)
Capital element of finance leases		(567,649)	(340,092)	(263,664)
Debentures
Issuance		592,686
Repayment			(4,793)	(19,957)
Issuance of senior notes		502,298		607,080

Net cash (used in) from financing activities		693,202	(693,917)	232,575

Net increase in cash and cash equivalents		403,387	205,247	167,032

Cash and cash equivalents at beginning of year		671,785	466,538	299,506

Cash and cash equivalents at end of year		1,075,172	671,785	466,538

Supplementary information on cash flows:

Non cash investing and financing activities – acquisition of aircrafts under finance lease		181,201	2,360,295	1,325,685

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

1 General Information

TAM S.A ("TAM" or the "Company") was incorporated on May 12, 1997, to invest in companies which carry out air transportation activities. The Company wholly owns TAM Linhas Aéreas S.A. ("TLA"), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and 94.98% of Transportes Aéreos del Mercosur S.A. ("Mercosur"), an airline headquartered in Assunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia. TAM is incorporated and domiciled in Brazil and its registered office is in Av. Jurandir, 856, Lote 4, 1st floor, São Paulo, SP.

In July 15, 2005, the Company concluded a public offering of shares on the São Paulo Stock Exchange – BOVESPA. On March 10, 2006 the Company made an additional public offering – this time on the BOVESPA and the New York Stock Exchange – NYSE (in the form of American Depositary Shares – ADS), which was concluded on April 6, 2006.

The Company, through its subsidiary TLA, controls the companies TAM Capital Inc. (“TAM Capital”), TAM Capital Inc. 2 (“TAM Capital 2”), TAM Financial Services 1 Limited (“TAM Financial 1”) and TAM Financial Services 2 Limited (“TAM Financial 2”), all headquartered in the Cayman Islands, whose main activities involve aircraft acquisition and financing and issuance of debt. Debt issued by these wholly-owned companies is wholly and unconditionally guaranteed by TAM. TLA also controls the company Fidelidade Viagens e Turismo Ltda. (“Fidelidade”), whose corporate purpose is to carry out the activities of a travel and tourism agency, under the name TAM Viagens.

The Company also controls TP Participações Ltda. (“TP Participações”) which on July 20, 2009, changed its name to TP Franchising Ltda. and modified its corporate purpose to the development of franchises. This company has not recorded any transaction since October 23, 2004, when it was established.

On October 28, 2009 the Company acquired all the shares of QXSPE S.A., a dormant company without any activity and it modified its corporate name to Multiplus S.A. (“Multiplus”), whose corporate purpose is to carry out of customer loyalty programs. A public offering of shares of this subsidiary was concluded on February 05, 2010 (note 35 (a)).

On December 19, 2009 the company signed an agreement for the acquisition of all the shares of Pantanal Linhas Aéreas S.A. for a total amount of R$ 13 million. The Company communicated the agreement to the Comissão de Valores Mobiliários (“CVM”) and to others regulatory authorities (note 35 (b)). The acquisition was authorized by ANAC in March 18, 2010.

These consolidated financial statements, of TAM and its subsidiaries, were approved by the Board of Executive Officers (Diretoria) on March 30, 2010.

2 Summary of Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented.

2.1 Basis of preparation

The consolidated financial statements of TAM have been prepared and are being presented in accordance with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

The financial statements are prepared under the historical cost convention unless otherwise indicated, for example in respect of revaluation of flight equipment and measurement of financial instruments at fair value.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

TAM also prepares financial statements in accordance with accounting practices adopted in Brazil (BRGAAP) on an unconsolidated parent-company basis and also on a consolidated basis. A reconciliation of assets, liabilities, revenue net income (loss) and equity between BR GAAP and IFRS is included in note 34.

The financial statements are presented in thousands of Brazilian reais, except where indicated otherwise.

2.2 Consolidation

All the entities in which the Company has investments are subsidiaries of the Company. Subsidiaries are all entities (including special purpose entities) over which TAM has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether TAM controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to TAM. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between the companies are eliminated. Unrealized losses are also eliminated but are considered as an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by TAM.

(a) Companies included in the consolidated financial statements

			Ownership and voting power %

	Reporting date	Ownership	2009	2008	2007

TLA	12.31.2009	Direct	100.00	100.00	100.00
Fidelidade (i)	12.31.2009	Indirect	99.99	99.99	99.99
TAM Capital (i)	12.31.2009	Indirect	100.00	100.00	100.00
TAM Capital 2 (i) (see note15.2 (ii))	12.31.2009	Indirect	100.00
TAM Financial 1 (i)	12.31.2009	Indirect	100.00	100.00	100.00
TAM Financial 2 (i)	12.31.2009	Indirect	100.00	100.00	100.00
TP Franchising	12.31.2009	Direct	100.00	99.99	99.99
Fundo Spitfire II (exclusive investment fund) (ii)	12.31.2009	Indirect	100.00	100.00	100.00
Mercosur	11.30.2009	Direct	94.98	94.98	94.98
Multiplus S.A.	12.31.2009	Direct	100.00

(i)TAM's investments are held indirectly through TLA.
(ii)TAM's investment is held 30% directly and 70% through TLA.

(b) Transactions and non-controlling interests

TAM applies a policy of treating transactions with non-controlling interests as transactions with parties external to TAM. Non-controlling interests represent the portion of profit or loss and of net assets in subsidiaries that are not held by TAM and are presented separately within equity in the consolidated statement of financial position.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

2.3 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of TAM's entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Brazilian reais ("Real"), which is also the Company's functional currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Assets and liabilities balances are translated at the exchange rate on the statement of financial position date. Exchange gains and losses on the settlement of such transactions and the translation of monetary assets and liabilities in foreign currencies are taken to income.

(c) Translation

In preparing the consolidated financial statements, the income statement, the cash flow statement and all other movements in assets and liabilities of the subsidiary Mercosur (the only subsidiary that has a functional currency different than the Brazilian reais) are translated at annual average rates of exchange, which are considered a good approximation to the exchange rates prevailing on the dates of the underlying transaction. The statement of financial position is translated at year-end rates of exchange.

The effects of exchange rate changes during the year on net assets at the beginning of the year are recorded as a movement in stockholders' equity, as is the difference between profit of the year retained at average rates of exchange and at year-end rates of exchange.

Cumulative exchange differences arising are reported as a separate component of equity within other reserves. In the event of disposal or part disposal of an interest in a group company either through sale or as a result of a repayment of capital, the cumulative exchange difference is recognized in the income statement as part of the profit or loss on disposal.

2.4 Cash and cash equivalents

Cash and cash equivalents presented in the cash flow statement include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2.5 Restricted cash

Restricted cash represents pledged deposits with the purpose of guaranteeing some of Company’s derivatives and long-term financings.

2.6 Financial assets

TAM classifies its financial assets in the following categories: at fair value through profit or loss (including derivative financial instruments) and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

(a) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss - FVTPL at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Assets in this category are measured at fair value and gains or losses arising from changes in the fair value are recognized immediately in the income statement. Assets in this category are classified as current assets.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are valued at amortized cost, and are included in current assets, except for those with maturities greater than 12 months after the statement of financial position date. These are classified as non-current assets. TAM's loans and receivables comprise "Trade account receivables", “Other receivables” and “Cash and cash equivalents” in the statement of financial position, except for certain short term investments that meet the definition of assets at fair value through profit and loss.

(c) Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Transaction costs are expensed when incurred.

While TAM uses derivatives to mitigate the economic effects of international petroleum prices, TAM does not apply hedge accounting. Changes in the fair value of derivative instruments are recognized immediately in the income statement.

Gains and losses due to fair value movements of fuel derivatives are presented as a separate line item on the face of the income statement.

(d) Measurement of financial assets

The fair values of quoted investments are based on current bid prices. For unlisted and for listed securities where the market for a financial asset is not active TAM establishes fair value using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same and discounted cash flow analysis.

(e) Impairment of financial assets

At each statement of financial position date TAM assesses whether there is objective evidence that its financial assets are impaired.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

2.7 Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. In practice, due to the short term nature of the receivables, they are usually recognized at the invoiced amount. A provision for impairment of trade receivables (allowance for doubtful receivables) is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited to the income statement.

2.8 Inventories

Inventories, consisting mainly of spare parts and materials to be used in maintenance and repair activities, are stated at the average acquisition cost, or realizable value where lower, net of provisions to write down the value of obsolete items.

2.9 Non-current assets held for sale

Assets are classified as ‘held for sale’ when all of the following criteria are met: a decision has been made to sell, the assets are available for sale immediately, the assets are being actively marketed, and a sale has been or is expected to be concluded within twelve months of the statement of financial position date. Assets held for sale are valued at the lower of book value or fair value less disposal costs. Assets held for sale are not depreciated. And during the year ended December 31, 2009 an impairment charge has been made for the full amount of non-current assets held for sale.

2.10 Intangible assets

(a) Computer software and IT projects

Expenses related to software maintenance are recognized as expenses as they are incurred. Expenses directly related to internally developed software and other IT projects include materials, costs incurred with software development companies and other direct costs. They are capitalized as intangible assets when they will probably generate economic benefits greater than their costs, considering their economic and technological viability. Computer software development costs recognized as assets are amortized on a straight-line basis over their estimated useful life, which does not usually exceed 5 years.

(b) Other intangible assets

Other intangible assets include licenses and other contractual rights acquired from third parties. They are capitalized as intangible assets and amortized over their estimated useful lives.

The carrying value of intangible assets is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable, or if the intangible assets have not yet started to be used and amortized.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

2.11 Property, plant and equipment including aircraft pre-delivery payments

(a) Property, plant and equipment

Property, plant and equipment (PPE) is stated at either cost less depreciation or revalued amounts. Depending on the type of asset, and when it was acquired, cost either refers to historical purchase cost; deemed cost based on a revaluation performed under previous GAAP (which was BR GAAP); or historical purchase cost adjusted for the effects of hyperinflation during the years when Brazil's economy was considered to be hyperinflationary. Brazil was considered to be hyperinflationary for IFRS purposes until 1997.

Revaluations are performed periodically for flight equipment based on independent appraisers' reports. Increases in the carrying amount arising on revaluation of flight equipment are recognized in the Statement of Comprehensive Income (Loss), except where the increase reverses a decrease of the same asset previously recognized in the income statement. Decreases that offset previous increases of the same asset are recognized in the Statement of Comprehensive Income (Loss); all other decreases are recognized in the income statement.

Each year the difference between depreciation charged to income statement based on the revalued amount and depreciation based on the assets' original cost is transferred from the revaluation reserve to retained earnings (accumulated deficit)

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives, as follows:

Years

Flight equipment – Aircraft (*)	25 - 30
Flight equipment – Engines	10
Overhaul	4 - 6
Buildings	25
Machinery and equipment	10
Computers	5

(*)Certain aircraft held under finance leases are being depreciated over the period of the respective lease contracts which vary between 6 and 8 years

Major overhaul expenditure, including replacement spares and labor costs, is capitalized and amortized over the average expected life between major overhauls (the "built-in overhaul method"). All other replacement spares and other costs relating to maintenance of flight equipment assets, including all amounts payable under "power by the hour" maintenance contracts, are charged to the income statement on consumption or as incurred respectively, as described below in Note 2.23.

Borrowing costs, including interest and applicable foreign exchange differences, associated with the acquisition of qualifying assets such as aircraft are capitalized as part of the cost of the asset to which they relate.

The carrying value of PPE is reviewed for impairment when events or changes in circumstances indicate the carrying value is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the income statement. When revalued assets are sold, the amounts included in the revaluation reserves are transferred to retained earnings.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

(b) Pre-delivery payments

Pre-delivery Payments (PDPs) paid to aircraft manufacturers under the terms of purchase agreements for aircraft are denominated in US dollars and are recognized in the financial statement at the amount paid translated at the exchange rate ruling at the date of payment. Borrowing costs, including interest and applicable foreign exchange differences incurred for the construction of qualifying assets are capitalized during the period which the aircraft are built.

In the event that a decision is taken that the aircraft will not be purchased by TAM, but rather it will be leased and it is agreed that the PDPs will be returned to TAM, then the related PDPs are reclassified to other receivables and are remeasured to the present value of the amount expected to be returned to TAM. This amount will, if it is denominated in a foreign currency, be translated at the exchange rate ruling at the reporting date, and any resulting difference recognized in the income statement.

(c) Commercial leasing

Commercial leasing agreements of property, plant and equipment where the Company bears substantially all risks and benefits of ownership, are classified as finance leases. Finance leases are recorded as if they were a financed purchase and, at the lease´s inception, a property, plant and equipment asset and a financing liability (leasing) are recognized. Property, plant and equipment purchased under finance leases are depreciated at the rates shown in Note 2.11. (a).

Commercial leasing agreements where a significant portion of ownership risks and benefits remains with the lessor are classified as operating leases. Payments made for operating leases (net of all incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term.

2.12 Impairment of non-current assets

Property, plant and equipment including aircraft pre-delivery payments and other non-current assets, including intangible assets, are reviewed for impairment whenever events or changing circumstances suggest that their book value may not be recoverable. Impairment losses are recognized as the excess of the asset book value over its recoverable value, which is the higher of fair value less cost to sell and value in use. For impairment testing purposes, assets are grouped at the lowest level for which cash flows can be separately identified (cash generating units or "CGUs").

2.13 Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. In practice, due to the short term nature of most trade payables, they are usually recognized at the invoiced amount.

2.14 Borrowings

Borrowings are included within financial liabilities, and are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost, including charges and interest using the effective interest rate method, net of repayments made.

Borrowings are classified as current liabilities unless TAM has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

Non-convertible debentures and senior bonds are recorded similarly to borrowings.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

2.15 Provisions

Provisions are recognized when TAM has a legal or constructive obligation as a result of past events a reliable estimate can be made and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the present value of the expenditure expected to be required to settle the obligation, using where appropriate a discount rate based on current market interest rates and that reflects the risks related to the liability. Provisions are presented net of the corresponding judicial deposits made.

2.16 Income tax and social contribution

Income tax and social contribution, current and deferred, are recognized in the statement of operations for the year, except when they are related to items recognized directly in stockholders' equity.

Deferred income tax and social contribution are calculated on temporary differences arising from differences between the tax bases of assets and liabilities and their carrying amounts.

The rates currently defined for the determination of income tax and social contribution, current and deferred, are 25% and 9%, respectively (Note 28).

Deferred tax assets are recognized to the extent that it is probable sufficient future taxable income will be available for offset against tax losses, considering projections of future income based on internal assumptions and future economic scenarios which may, therefore, suffer changes. The Company's management revises these projections annually.

2.17 Employee benefits

(i) Share-based payment

TAM operates an equity-settled share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each statement of financial position date, TAM revises its estimates of the number of options that are expected to vest, recognizing the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity.

When share options are satisfied by issuing treasury shares, the proceeds received from the exercise of options, net of any directly attributable transaction costs are credited to treasury shares; the difference between the book value of the treasury shares awarded to the employee and the exercise price is recognized in retained earnings.

(ii) Pension plans

TAM only operates defined contribution plans. Once the contributions are made, the Company has no further liability for additional payments. Regular contributions comprise the net periodic costs of the period when they are due and, accordingly, are included in personnel expenses.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

2.18 Deferred income

Deferred income comprises advances from ticket sales, gains on sale and leaseback transactions resulting in finance leases (see also Note 2.21 below) and revenue related to TAM Loyalty Program frequent flyer scheme (see Note 2.20 below).

Advances from ticket sales represent the liabilities connected with tickets sold in the last 12 months and not yet used. Such amounts are recognized as income when the service is actually rendered or when the tickets expire.

2.19 Share capital

Common shares and non-redeemable preferred shares are classified as stockholder's equity.

Where any group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from stockholders' equity until the shares are cancelled or reissued.

2.20 Revenue

Air transportation revenues (passengers and cargo) are recognized when transportation services are rendered. Revenue in respect of passenger tickets sold but not yet used (advance ticket sales) is treated as deferred income, classified within current liabilities. Revenue for unused tickets is recognized on the ticket expiration date, which is 12 months after the issuance date of the ticket.

The Company sponsors a program (TAM Loyalty Program) to award frequent flyers, whereby points are accumulated when flying with TAM or partner airline companies, or when making purchases using TAM Loyalty Program credit card, or using the services and products of commercial partners. The Loyalty Program award credits are recognized as a separately identifiable component of revenue based on the estimated fair value of the points awarded. This revenue is deferred, considering the points that are expected to be redeemed based on historical experience, and is recognized in the income statement as passenger revenue when the points are redeemed and passengers uplifted.

As mentioned in Note 1, beginning on January 1, 2010, the Company transferred the management of the loyalty program to its subsidiary Multiplus. As from January 1, 2010 points will be issued by Multiplus who will sell points to TAM in order to grant such points to its flying customers, as well as to commercial partners. TLA remains responsible for the redemption of points issued up to December 31, 2009.

Other operating revenues, represented by fees arising from alterations to flight reservations, sub-lease of aircraft, maintenance services provided to other airlines and other services, are recognized when the service is provided.

Interest income is recognized using the effective interest rate method, taking into account the principal outstanding and interest rates in effect up to maturity or the statement of financial position date.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

2.21 Lease agreements

Leases are classified at inception. Leases of assets under which TAM has substantially all the risks and rewards of ownership are classified as finance leases. All other types of leases are classified as operating leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included within financial liabilities. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The long-term assets acquired under finance leases are depreciated over the shorter of the asset's useful life and the period for which the asset will be leased.

Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

Any gains arising on sale and leaseback transactions resulting in finance leases are deferred and recognized in the income statement on a straight-line basis over the period of the lease; gains arising on sale and leaseback transactions resulting in operating leases are generally recognized in the income statement immediately.

2.22 Dividends

Dividends payable are recognized as a liability in the financial statements when there is a legal obligation for them to be paid. This is either when the dividends are approved by TAM's stockholders or to comply with Brazilian corporate law. TAM's bylaws establish that all stockholders are entitled at a minimum dividend of 25% of net income for each year, calculated in accordance with Brazilian corporate law.

2.23 Aircraft and engine maintenance

Engine maintenance contracts cover all significant engine maintenance activity. The Company recognizes maintenance expenses for its engine maintenance contracts on an as-incurred basis. The basis on which maintenance expenses are considered incurred is dependant on the nature of the services provided:

• For contracts under which amounts are payable to the maintenance provider, and are recognized in the income statement, based on actual maintenance activities performed by the maintenance providers, the costs incurred reflect the actual amount of time incurred by the maintenance providers and the cost of the materials and components used in the maintenance activities. These maintenance contracts are referred to as "time and materials" contracts.

• For contracts under which amounts are contractually payable to the maintenance provider based on hours flown, "power by the hour" contracts, a liability and a corresponding expense in the income statement are recognized as the hours are flown.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

2.24 Segmental information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("CODM"). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer. Due to the essentially fixed cost base of TAM's operations, while the CODM reviews for all the periods presented revenue information at a number of levels, the CODM only assesses the performance of TAM’s group as a whole, and so TAM has determined that there is only one operating segment. However, the financial information provided to the CODM is BR GAAP rather than IFRS. Reconciliations between the amounts presented under BR GAAP and IFRS are included in Note 34.

As a result of the transaction by which Multiplus shares were offered to the public in an initial public offering changes have been introduced in the internal organization and system of financial reporting to key management personnel effective January 2010 which will result in having two reportable segments as from January 2010: TAM and Multiplus.

2.25 Income statement presentation

On the face of the income statement the following amounts are separately presented: movements in the fair value of fuel derivatives and revaluations of flight equipment. These items are shown separately as part of operating profit. These are material in terms of nature and amount, and are disclosed separately in order to help users of the financial statements better understand TAM's financial performance.

2.26 Recent accounting developments

(a) The following interpretation, standards and amendments were adopted by TAM during the year ended December 31, 2009:

• IFRIC 13 - “Customer loyalty programmes”. IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC 13 is relevant to the group’s operations but TAM previously deferred revenue in a manner consistent with IFRIC 13, and as a result its adoption did not have any significant impact.

• IAS 1 (revised) – “Presentation of financial statements”. IAS 1 (revised) – “Presentation of financial statements”. The revised standard prohibits the presentation of items of income and expenses (that is non-owner changes in equity’) in the statement of changes in equity, requiring non-owner changes in equity’ to be presented separately from owner changes in equity. All non-owner changes in equity’ are required to be shown in a performance statement. Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and the statement of comprehensive income).TAM has elected to present two statements. Comparative information has been re-presented so that it is also in conformity with the revised standard. The change in accounting policy only impacts presentation aspects.

• Amendment to IFRS 7 – “Financial instruments – Disclosures”. The amendment increases the level of required disclosure in respect of liquidity and valuation of financial instruments including disclosures of fair value measurements by level of a fair value hierarchy. The change in accounting policy only impacts presentation and disclosure aspects.

• IAS 23 (amendment) – “Borrowing costs”. TAM capitalized borrowing costs under the previous version of IAS 23, and so there is no significant impact.

• IFRS 8 – “Operating segments”. IFRS 8 replaces IAS 14 – “Segment reporting”. It requires a management approach’ under which segment information is presented on the same basis as that used for internal reporting purposes. TAM already presented segment information under IFRS 8, and so the adoption had no significant impact.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

• IAS 39 (amendment) – “Financial Instruments”. The amendment clarifies that pre-payment options, the exercise price of which compensates the lender for loss of interest by reducing the economic loss from reinvestment risk, should be considered closely related to the host debt contract. The Company early adopted this amendment which is effective for periods beginning on or after January 1, 2010 and its application resulting in concluding that the pre-payment option contained in the Senior Notes issued during 2009 (See Note 15.(ii)) was considered clearly and closely related to the host debt contract.

(b) The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year beginning January 1, 2009 but are not currently relevant for the group:

• IFRS 2 (amendment) – “Share-based payment”, provides guideline regarding non-vesting conditions and cancelations. The standard did not have any significant impact.

• IAS 20 (amendment) – “Accounting for government grants and disclosure of government assistance”. The benefit of a below-market rate government loan is measured as the difference between the carrying amount in accordance with IAS 39 – “Financial instruments: Recognition and measurement” and the proceeds received with the benefit accounted for in accordance with IAS 20.

• IAS 27 (revised) - "Consolidated and separate financial statements" (effective from July 1, 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses.

• IAS 36 (amendment) – “Impairment of assets”. Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculations should be made.

• IAS 32 (amendment) – Financial instruments: “Presentation”.

• IFRIC 15 – “Agreements for the construction of real estate”.

• IFRIC 16 – “Hedges of a net investment in a foreign operation”.

• IAS 39 (amendment) – “Financial instruments: Recognition and measurement”.

(c) TAM is currently assessing the impact of the following revised standards or interpretations that are not yet effective and have not been early adopted by TAM:

• IFRS 3 (revised) - "Business combinations" (effective from July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair vale or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. TAM will apply IFRS 3 (revised) prospectively to all business combinations from January 1, 2010.

• IAS 18 (amendment) – “Determining whether an entity is acting as a principal or as an agent”- Additional complementary guidance included in the Appendix of IAS 18 `Revenue' regarding the determination of whether is acting as principal or as agent.

• IFRS 9 – “Financial instruments” (effective for periods beginning on or after January 1, 2013) – The standard specifies how an entity should classify and measure its financial assets. The standard requires all financial assets to be classified in the basis if the entity’s model for managing financial assets and the contractual cash flows characteristics of the assets. All financial assets will be initially measured at fair value and subsequently measured at amortized cost or fair value.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

(d) The following interpretations and amendments to existing standards have been published and are mandatory for TAM's accounting periods beginning on or after January 1, 2010 or later periods but are not relevant for TAM's operations or are not expected to have a significant impact on TAM's financial statements:

• IFRIC 9 (amendment), effective for periods beginning on or after July 1, 2009 and clarifies that it does not apply to possible reassessment at the date of acquisition of contracts acquired in a business combination.

• IFRIC 16 – “Hedges of a net investment in a foreign operation”, effective for periods beginning on or after July 1, 2009

• IFRIC 17 – “Distributions of non-cash assets to owners”, effective for annual periods beginning on or after July 1, 2009. This is not currently applicable to the group, as it has not made any non-cash distributions.

• IFRIC 18 – “Transfers of assets from customers”, effective for transfers of assets received on or after July 1, 2009. This is not currently relevant to the group, as it has not received any assets from customers.

• IAS 1 (amendment), effective for periods beginning on or after January 1, 2010. Clarifies that the potential settlement of a liability by the issue of shares is not relevant to its classification as current or non-current

• IAS 7 (amendment), effective for periods beginning on or after January 1, 2010. Requires that only expenditures that result in a recognized asset in the statement of financial position be classified as investing activities

• IAS 17 – “Classification of land leases and buildings” effective for periods beginning on or after January 1, 2010. Elimination of the related specific guidance with the respect to classification of land leases to eliminate the inconsistency with the general guidance on classification of leases. Consequently, the land leases must be classified as financial or operational with basis in the general principles of IAS 17.

• IAS 36 (amendments) – “Impairment of assets”. Clarification that the largest cash-generating unit to which goodwill should be allocated is an operating segment.

• IAS 38 “Measuring the fair value of an intangible asset acquired in a business combination” effective for periods beginning on or after January 1, 2010. Clarifies the description of valuation techniques commonly used when measuring fair value of intangible assets.

• IAS 39 – Several amendments have been made effective for periods beginning on or after January 1, 2010 related to loan pre-payment penalties, scope exceptions and hedge accounting.

• IFRS 5 - (amendment) - "Non-current assets held for sale and discontinued operations" (and consequential amendment to IFRS 1 - "First-time adoption") (effective from July 1, 2009). The amendment clarifies that all of a subsidiary's assets and liabilities are classified as held for sale if a partial disposal sale plan results in loss of control.

3 Critical Accounting Estimates and Judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

3.1 Revenue recognition

• Revenue in respect to TAM Loyalty Program - frequent flyer program - is deferred based on the estimated fair value of the points awarded to passengers. The fair value is determined based on a weighted average of the value of points sold to commercial partners, and the value of free tickets awarded to passengers. Revenue deferral also depends on the number of points estimated to be forfeited when they expire after two years, and this is based on historical forfeiture rates. In 2009 the Company adopted formally IFRIC 13 and its adoption did not generate impacts on the Company's financial statements.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

3.2 Deferred taxes

TAM recognizes deferred income tax assets and liabilities based on the differences between the carrying amounts shown in the financial statements and the tax basis of the assets and liabilities, using prevailing tax rates. TAM regularly reviews deferred tax assets for recoverability, taking into account historical income generated and projected future taxable income based on a study of technical viability.

3.3 Contingencies

TAM is currently involved in various judicial and administrative proceedings, as described in Note 19. Provisions are recognized for all contingencies in judicial proceedings that represent probable losses. The probability of loss is evaluated based on the available evidence, including the views of internal and external legal counsel. TAM believes that these contingencies are properly recognized in the financial statements.

3.4 Financial instruments used to mitigate the risks of variations in jet fuel prices

TAM records the financial instruments used to mitigate the risks of variations in jet fuel prices at their fair market value based on market quotations for similar instruments. Derivative financial instruments are used in order to mitigate the risk against variations in fuel prices. Sensitivity to movements in the price of oil is discussed in Note 9.

TAM does not apply hedge accounting to its derivatives. If TAM were to apply hedge accounting, it would affect the timing of recognition of gains and losses in the income statement, but would not affect the underlying economic effects of the derivative contracts.

3.5 Carrying value of flight equipment

TAM's flight equipment is included in the financial statements at fair value based on valuations. The valuations are based on observable market prices. The revaluations are described further in Note 13.

The carrying value is further affected by the aircraft and engines’ estimated useful economic lives, which is based on expected usage and current technology and environmental regulations.

4 Change in the presentation of the statement of financial position and retroactive adjustments to the prior period financial statements

4.1 Changes in the presentation of the statement of financial position

In connection with the implementation of IAS 1 (Revised) TAM has reviewed the order and format in which items are presented in the statement of financial position using a presentation similar to that used in its financial statements for statutory and regulatory purposes in order to facilitate understanding by the readers. The statements of financial position for December 31, 2008 and 2007 presented as comparatives have been reclassified following the current format. The reclassifications did not affect the totals of current and non-currents assets and current and non-current liabilities.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

The following tables presents the reclassifications made in the statements of financial position as December 31, 2008 and 2007:

	2008			2007

Assets	As originally presented	Reclassification	As reclassified before adjustment in Note 4.2	As originally presented	Reclassification	As reclassified before adjustment in Note 4.2

Current
Cash and cash equivalents	671,785		671,785	466,538		466,538
Financial assets at fair value
through profit and loss	1,242,271		1,242,271	2,140,339		2,140,339
Trade accounts receivable	1,404,464	(247,225)	1,157,239	1,207,919	(269,991)	937,928
Inventories	169,422		169,422	100,185		100,185
Non-current assets held for sale	62,134		62,134	62,286		62,286
Taxes recoverable	120,712		120,712	87,017		87,017
Derivative financial instruments				62,967		62,967
Prepaid expenses		149,281	149,281		195,887	195,887
Other current assets		97,944	97,944		74,104	74,104

Non-current
Financial assets at fair value
through profit and loss
Deposits in guarantee		116,135	116,135		161,488	161,488
Deferred income tax and social
contribution	259,984		259,984	12,835		12,835
Prepaid for aircraft maintenance		432,839	432,839		119,633	119,633
Other receivables	706,878	(548,974)	157,904	385,830	(281,121)	104,709
Property, plant and equipment	9,326,171	426,224	9,752,395	4,733,054	1,024,297	5,757,351
Pre-delivery payments	426,224	(426,224)		1,024,297	(1,024,297)
Intangible assets	152,092		152,092	34,248		34,248

Liabilities and
Current
Suppliers	967,553	(481,458)	486,095	804,670	(377,814)	426,856
Financial liabilities	910,153		910,153	1,197,986		1,197,986
Salaries and social charges		317,951	317,951		236,708	236,708
Deferred income	1,105,719		1,105,719	1,049,514		1,049,514
Taxes, charges and contributions		246,337	246,337		129,135	129,135
Income tax and social contribution
Payable	83,439	(83,439)		20,081	(20,081)
Proposed interests on own capital
and dividends		599	599		32,052	32,052
Derivative financial instruments	1,021,928		1,021,928
Other current liabilities	149,091		149,091	130,765		130,675

Non-current
Financial liabilities	7,178,873		7,178,873	3,908,700		3,908,700
Derivative financial instruments	107,057		107,057
Obligations under finance leases	369,210		369,210	357,769		357,769
Deferred income	947,800		947,800	769,696		769,696
Refinanced taxes payable under
Fiscal Recovery Program
Other non-current liabilities	282,993		282,993	185,277		185,277

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

4.2 Retroactive adjustments to the prior period financial statements

During the process of preparing the financial statements for the year ended December 31, 2009 certain errors were identified in the previously issued financial statements for the years ended December 31, 2008 and 2007. The adjustment to prior periods did not affect the opening statement of financial positions as of January 1, 2007.

The errors were related to:

• Property, plant and equipment – The criteria used to determine the revalued amount of 2 aircrafts added during 2007 and the period of depreciation of such aircrafts as well as an error in the carrying amount derecognized and profit/loss on disposal for certain aircrafts that were disposed of during 2007. The effect of the adjustment resulted in 2007 in a increase of property, plant and equipment of R$ 23,725, a decrease in operating expenses of R$ 92,033 and a decrease in other comprehensive income (revaluation for the year) of R$ 68,308 and the corresponding deferred tax effects in the statement of income of R$ 8,065 and in other comprehensive income of R$ 23,225. The effect of the adjustment resulted in 2008 in a decrease of property, plant and equipment of R$ 88,943, a increase in operating expenses of R$ 33,043 and a decrease in comprehensive income (revaluation for the year) of R$ 79,625 and the corresponding tax effects in the statement of income of R$ 11,235 and in other comprehensive income of R$ 27,073.

• Transfer between revaluation reserve to retained earnings – Having released in 2007 and 2008 the deferred tax liability on revalued amounts corresponding to the depreciation for the year through other comprehensive income and not through net income. The effect of the adjustment resulted in recognizing a gain under income tax and social contribution in the income statement of R$ 12,467 in 2007 and R$ 12,136 in 2008.

• Prepaid aircraft maintenance – Having maintained as prepaid aircraft maintenance as of December 31, 2008 amounts related to an aircraft that had already been returned to the lessor. The effect of the adjustment resulted in recognizing a reduction in prepared aircraft maintenance of R$ 49,246 and an increase in operating expenses of R$ 49,246 and the corresponding deferred income tax effect of R$ 16,744.

The effect of the retroactive adjustments as of and for the years ended December 31, 2008 and 2007 is presented below:

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

	2008			2007

	As reclassified as per Note 4.1	Correction of prior period error	as restated	As reclassified as per Note 4.1	Correction of prior period error	as restated

Effects on statement of
financial
position

Prepaid aircraft maintenance	432,839	(49,246)	383,593	n/a	n/a	n/a
Property, plant and equipment	9,752,395	(88,943)	9,663,452	5,757,351	23,725	5,781,076
Deferred income tax and
social
contribution asset	259,984	46,985	306,969	12,835	(8,065)	4,770

Total	10,445,218	(91,204)	10,354,014	5,770,186	15,660	5,785,846

Revaluation reserve	1,244,465	(97,636)	1,146,829	329,548	(45,083)	284,465
Retained earnings
(Accumulated
deficit)	(597,957)	6,432	(591,525)	-	60,743	60,743

Total	646,508	(91,204)	555,304	329,548	15,660	345,208

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

	Year ended December 31, 2008			Year ended December 31, 2007

						As
	As originally	Retroactive	As retroactively	As originally	Retroactive	retroactively
	presented	adjustment	adjusted	presented	adjustment	adjusted

Effects on income statement

Operating expenses	(9,885,065)	(69,042)	(9,954,107)	(7,790,511)	92,033	(7,698,478)
Gains/(losses) on revaluation of
aircraft recognized in the
income
statement	255,617	(13,247)	242,370
Profit/(Loss) before income tax
and
social contribution	(1,985,724)	(82,289)	(2,068,013)	385,687	92,033	477,720
Income tax and social contribution	594,129	40,114	634,243	(127,118)	(18,823)	(145,941)

Profit/(Loss) for the year (all
continuing operations)	(1,391,595)	(42,175)	(1,433,770)	258,569	73,210	331,779
Earnings per share - Basic	(9.26)	(0.28)	(9.54)	1.72	0.48	2.20
Earnings per share - Diluted	(9.26)	(0.28)	(9.54)	1.70	0.49	2.19

Effects on statement of
comprehensive income (loss)

Revaluation of property, plant and
equipment, net of tax	938,474	(52,553)	885,921	27,713	(45,083)	(17,370)
Profit/(Loss) for the year	(1,391,595)	(42,175)	(1,433,770)	258,569	73,210	331,779
Total comprehensive income (loss)	(439,969)	(94,728)	(534,697)	282,745	28,127	310,872

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

5 Cash and cash equivalents

	2009	2008	2007

Cash and bank accounts	123,387	105,251	134,873
Short-term deposits	951,785	566,534	331,665

Total	1,075,172	671,785	466,538

At December, 2009 and 2008 no amounts have been used as part of overdraft facilities.

6 Financial assets at fair value through profit and loss

	2009	2008	2007

In local currency
Exclusive investment fund
Brazilian government securities	740,209	683,779	1,229,723
Corporate securities	93,234	222,990	173,026
Others	32	1,246	40,570
Austrian government note		84,124	79,082
Bank deposit certificates – CDB	46,696	11,164

	880,171	1,003,303	1,522,401

In foreign currency
Dual currency bonds		221,518	617,938
Other bank deposits	130,851	17,450

	130,851	238,968	617,938

Total	1,011,022	1,242,271	2,140,339

All financial investments are measured at their fair value through profit and loss and held for trading purposes.

Management of marketable securities in the domestic market is primarily performed via exclusive investment funds. This structure follows high transparency and corporate governance standards. The custody of securities and units of funds and the management of funds are carried out by an independent management institution. The mandates and regulations are consistent within each type of management and are subject to clear limits and measurement methods for market, credit and liquidity risks contracted. The average return on these funds was 10.04% for the year ended December 31, 2009 (2008 - 11.33% and 2007 - 11.77%) .

Investments in international markets essentially are comprised by time deposits, notes and overnight transactions with first tier banks with which the Company maintains business relationships. At December 31, 2009 the annual return contracted on these investments was 0.37% (2008 - (4.89)% and 2007 - 11.82%) .

7 Trade accounts receivable

Trade accounts receivable are classified as loans and receivables and measured at amortized cost. Their carrying value approximates to their fair value.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

(a) Breakdown of balances

	2009				2008		2007

		International
	Domestic	(*)	Total	%	Total	%	Total	%

					(Restated)		(Restated)
Credit cards	708,436	59,145	767,581	63.8	701,013	56.9	575,039	58.2
Travel agents	182,724	42,866	225,590	18.8	273,939	22.2	239,747	24.3
Partners – TAM Loyalty Program	51,742		51,742	4.3	59,507	4.8	23,421	2.4
On current account	44,373	1,643	46,016	3.8	39,687	3.2	36,561	3.7
Cargo	3,628	57,570	61,198	5.1	79,973	6.5	52,810	5.3
Post dated checks	19,525		19,525	1.6	33,389	2.7	14,968	1.5
Others	28,478	2,258	30,736	2.6	44,407	3.7	45,622	4.6

Total	1,038,906	163,482	1,202,388	100.0	1,231,915	100.0	988,168	100.0

Provision for impairment	(64,131)	(16,278)	(80,409)		(74,676)		(50,240)

Total	974,775	147,204	1,121,979		1,157,239		937,928

(*) At December 31, 2009 includes R$ 57,638 (2008 – R$ 42,487 and 2007 – R$ 20,875) denominated in US Dollars, R$ 81,473 denominated in Euros (2008 – R$ 40,344 and 2007 – R$ 48,818), and the remaining balance is composed of various currencies.

(b) Aging list – Receivables by due date

Breakdown	2009	%	2008	%	2007	%

Not yet due	1,063,035	88.4	1,119,068	90.8	892,581	90.3
Overdue
Up to 60 days	29,493	2.5	20,651	1.7	20,663	2.1
From 61 to 90 days	5,740	0.5	3,796	0.3	11,582	1.2
From 91 to 180 days	10,321	0.9	2,482	0.2	7,056	0.7
From 181 to 360 days	12,093	1.0	27,572	2.2	10,332	1.0
Over 360 days	81,706	6.8	58,346	4.7	45,954	4.7

	1,202,388	100.0	1,231,915	100.0	988,168	100.0

(c) Provision for impairment of trade receivables

	2009	2008	2007

Balance at the beginning of the period	74,676	50,240	38,387
Charge for the period	10,398	25,047	12,399
Amounts reversed	(4,665)	(611)	(546)

Balance at the end of the period	80,409	74,676	50,240

The additions and recovery of accrued receivables were included in "Cost of services rendered" in the statement of operations.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

8 Inventories (a) Balance breakdown

	2009	2008	2007

Spare parts and materials for repairs and maintenance	175,155	149,062	94,966
Other inventories	19,937	20,360	5,219

Total	195,092	169,422	100,185

“Other inventories” is mainly composed of uniforms, stationery and catering items.

9 Financial risk management

9.1 Financial risk management

TAM's activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk.

The Company has a formal Risk Management Policy that defines the rules to be followed and authorizes the Treasury Department to enter into derivative transactions in order to reduce the impact that possible fluctuations in fuel prices and foreign exchange and interest rates may have on its cash flows. The management of risk is monitored by the Risk Committee that is, responsible for, among other assignments:

• Decide on the increase in the hedge percentage levels, based on TAM strategic issues, and monitor the comparison between budgeted, TAM and market scenarios;

• Manage and monitor the risk exposure;

• Monitor the compliance with the hedge policy;

• Decide on the market risk exposure level;

• Establish financial limits for all institutions authorized to carry out hedge transactions;

• Monitor the performance of hedge transactions.

The Treasury Department is responsible for, among other activities, planning and implementing the decisions of the Risk Committee, monitoring the compliance of the hedge transactions with the market parameters, and informing the Risk Committee about any deviations from the Policy.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

Derivatives are used in line with TAM's policies, considering liquidity, expected impact on TAM's results and cash flows and cost/benefit analysis of each position taken. Control over the use of derivatives includes ensuring that the derivatives contracted are in line with market rates. This is verified by an independent party acting at the engagement of management of TAM. All of the derivatives entered into are to mitigate TAM's risk exposures and are not used for speculation.

(a) Market risks

TAM is exposed to market risks from its normal commercial activities. These market risks principally relate to changes in interest rates, exchange rates or jet fuel prices. Such variations can negatively affect its cash flow and future expenses. Market risk is the risk of a possible loss derived from variations in the prices of market prices (rates of exchange, interest rates, prices of commodities, or others) that may affect the Company’s cash flow or results. The Company entered into derivative contracts with the purpose to reduce the risks derived from variations in these factors. Policies and procedures had been implemented to evaluate these risks and to monitor the transactions with derivatives. The policy establishes minimum and maximum levels of protection, and requires that counterparties have investment grade credit rating as condition for entering into the transactions.

(i) Risks relating to variations in the price of jet fuel

(i.1) General policy

One of the most important financial risks of airline companies is the volatility in fuel prices. Fuel represented 28.6% of operating costs for the period ended December 31, 2009 (2008 – 39.5% and 2007 – 32.9%) .

The Company has entered into derivative transactions in order to economically hedge itself against this risk. TAM's Risk Committee has established policies for achieving this. TAM’s policy is to enter into derivative transactions covering up to 80% of the projected fuel consumption for the following years and, at most, 30% of the consumption projected for the next three months. Swaps, options, or a combination of these instruments, using market prices for crude oil, heating oil or jet fuel as the underlying may be used to achieve TAM’s aims.

(i.2) Characteristics of the derivatives instruments used

In Brazil the price of jet kerosene is determined by the state-controlled oil company, Petrobras, based on international jet fuel prices. TAM aims to reduce the volatility in its kerosene price by using derivatives based on crude oil (West Texas Intermediate or "WTI"). WTI is highly correlated with TAM’s average Jet Fuel Price. This strong fundamental and statistical relationship, coupled with the fact that crude oil is arguably the most actively traded commodity, led TAM to elect WTI as the main underlying for its fuel hedging program. In December 31, 2009 all financial instruments entered into are “over the counter”. Due to the restructuring of the maturity of certain of its derivatives, which took place in the first quarter of 2009, TAM has agreed to deposit a portion of the fair value of some of those restructured derivatives as collateral. Financial instruments posted as collateral are included in the statement of financial position under “Financial assets at fair value through profit and loss” and its carrying amount is R$ 96 million at December 31, 2009 (2008 and 2007- none).

All the counterparties are rated as “low risk of credit” for the main credit-rating agencies (Standard & Poors, Fitch e Moody’s).

As TAM does not hedge 100% of its expected fuel needs with derivatives, any increase in kerosene prices will not be completely offset by changes in the fair value of derivatives; similarly decreases in kerosene prices will have a net benefit to TAM.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

(i.3) Restructuring of derivatives during 2009

In January 2009, the Company, along with its key counterparties, started a restructuring of its hedge transactions whose market value was R$ 1,128,985 at December 31, 2008. The restructuring basically spread the maturity dates over a longer period, extending the life of the derivatives but, generally, maintaining all other terms (mainly residual value and strike price). With this action, the Company aimed at two main goals: first, to postpone cash payments, which were concentrated in the first half of 2009 second, to settle most of the transactions in a period when prices are expected to be less volatile.

The coverage profile, which was concentrated in the first half of 2009, was as a result more evenly distributed through 2009 and 2010, including a small coverage in the first quarter of 2011. For the 12 months following December 31, 2009, the coverage accounts for 23% of the anticipated consumption. The average strike for transactions currently outstanding maturing in the same period is US$ 115 per barrel. Approximately 82% of the volume in WTI barrels outstanding as of the end of the year 2009 corresponds to transactions that had been restructured. The restructuring represented a reduction of around US$ 117 million (unaudited) of expected disbursements through December 31, 2009.

Derivative financial instruments used as hedge of changes in jet fuel prices have been accounted for at fair value with unrealized gains and losses recognized in the income statement. Restructured derivatives continue to be measured at fair value after the restructuring and, as a result, the impact of the restructuring has been recognized in gains and losses as part of the reassessment of the derivatives’ fair value. Consequently, the impacts of the restructuring of the derivatives have been recognized in income. The Company is assessing the possibility of applying hedge accounting for new derivatives to be entered into in future periods.

(i.4) Outstanding positions of derivatives

The following table presents the percentages of anticipated consumption covered for the next twelve months after each date and the average strike price for the transactions outstanding as of each of those dates:

	2009	2008	2007

% of coverage as of each date for the anticipated consumption for the next 12 months	23%	47%	27%
Average strike price for derivatives outstanding as of each date	US$115/bbl	US$104/bbl	US$112/bbl
Market price of WTI as of each date in US$/bbl	US$79/bbl	US$45/bbl	US$95/bbl

At the time the majority of the WTI derivatives were entered into, the expected price of WTI was between US$ 120-150 per barrel.

The following tables present both the notional amount and fair value of outstanding derivatives as of each date broken-down by maturity:

	2008	2009	2010	2011	Total

At December 31, 2007
Notional amount – Thousands of barrels	5,500				5,500
Fair value – R$	62,155				62,155

At December 31, 2008
Notional amount – Thousands of barrels		7,200	800		8,000
Fair value – R$		(1,021,928)	(107,057)		(1,128,985)

At December 31, 2009
Notional amount – Thousands of barrels			3,429	145	3,574
Fair value – R$			(214,673)	(6,288)	(220,961)

TAM only contract derivatives with counterparties which have an investment grade rating issued by S&P, Moody's or Fitch. The distribution of the fair values as of December 31, 2009 by credit rating of the counterparties is:

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

December 31, 2009
Fair value of derivatives

AAA*	(86,088)
AA+, AA or AA-*	(105,056)
A+, A or A-*	(29,817)

(220,961)

* The ratings can be expressed in the global scale or in national currency. Each agency has a slightly different way to present rating; the table above unifies the presentations in that what we believe is the most well known rating international scale.

A hypothetical 10% increase/decrease in the price of WTI would lead to an increase/decrease of approximately US$ 26 million (equivalent to R$ 46 million at the December 31, 2009) in the fair value of the WTI derivatives. This increase/decrease would directly influence our financial results; in terms of cash flows, however, these changes in WTI price would be more than offset by a decrease/increase in our jet fuel costs.

(ii) Exchange rate risk

A significant portion of the operating costs and expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. The Company may enter into derivative contracts to hedge against a possible appreciation or depreciation of the real against the U.S. dollar. In view of the renegotiation made in the first quarter of 2009, one of the counterparties required a deposit denominated in dollars as guarantee. As deposits in foreign currency are not permitted in Brazil, a non-deliverable Forward (Buy R$ / Sell US$) was entered into and also provided as collateral for the notional amount of the deposit.

The maturities of the derivative instrument, its notional amount and fair value are presented below:

	2008	2009	2010

At December 31, 2007
Notional amount – US$ (thousand)	35,500
Fair value – R$	812

At December 31, 2009
Notional amount – US$ (Citibank) (thousand)			31,240
Fair value – R$			(21,054)

No foreign currency derivatives were held at December 31, 2008.

At December 31, 2009, if the Brazilian real had weakened/strengthened by 10% against the U.S. dollar with all other variables held constant, finance results for the year would have been approximately R$ 510 million lower/higher, mainly as a result of foreign exchange gains/losses on U.S. dollar denominated trade receivables, U.S. dollar denominated financial assets at fair value through profit or loss, and foreign exchange losses/gains on translation of U.S. dollar-denominated borrowings and finance leases.

Management does not consider the exposure to foreign currencies other than the U.S. dollar to be significant to the financial position and results of operations of the Company.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

(iii) Interest rate risk

TAM’s earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments, variable-rate leasing contracts and on interest income generated from its cash and short-term investment balances. To minimize possible impacts from interest rate fluctuations, TAM has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as the London Interbank Offered Rate “LIBOR” and CDI).

A hypothetical 100 basis point increase in US$ LIBOR interest rates at December 31, 2009 would increase its aircraft rental and interest expense, in 2010, by approximately US$ 23 million (equivalent to R$ 41 million at the December 31, 2009).

A hypothetical 100 basis point increase in domestic market (CDI) interest rates at December 31, 2009 would increase of the interest expense for financings and loans, in the year of 2010 by approximately R$ 11 million.

The Company does not have financial instruments to hedge the cash flow against fluctuations in interest rates.

(b) Credit risk

Credit risk arises from the possibility of TAM not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated by financial investment operations. Management does not currently expect any significant losses from non-performance by its counterparties, and does not have any significant exposure to any individual counterparty.

To reduce credit risk, TAM has adopted the practice of establishing credit limits and the permanent follow-up of its debtor balance (mainly from travel agencies).

TAM only deals with financial institution counterparties which have a credit rating of at least BBB- (Baa3) issued by S&P, Moody's or Fitch. Each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and short-term investments, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Excess cash is invested mainly in TAM’s exclusive investment funds. Each of these funds has a clear investment policy, with limits on concentration of risk in the underlying investments.

The table below analyses TAM's financial liabilities into relevant maturity groupings based on the remaining period at the statement financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include interest, except for derivatives, for which the fair value is disclosed.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

	Less	Between	Between	More
	than	one and	three and	than		Effect of	Carrying
	one year	two years	five years	five years	Total	discounting	value

Non-derivative financial liabilities
At December 31, 2009
Finance lease obligations	616,179	1,238,520	1,575,462	1,801,641	5,231,802	(710,857)	4,520,945
Borrowings	466,687	33,039	3,625	6,991	510,342	(13,054)	497,288
Debentures	396,392	826,373	142,382		1,365,147	(253,683)	1,111,464
Senior notes	81,418	171,634	259,782	1,317,106	1,829,940	(790,215)	1,039,725
Other (i)	738,589				738,589		738,589
Refinanced taxes payable under Fiscal Recovery Program	22,834	45,667	68,501	205,503	342,505		342,505

At December 31, 2008
Finance lease obligations	961,373	1,764,576	1,751,910	3,751,912	8,229,771	(1,781,291)	6,448,480
Borrowings	239,402	228,621	8,310	12,468	488,801	(87,233)	401,568
Debentures	51,464	333,333	166,667		551,464	(22,922)	528,542
Senior notes	51,562	103,269	103,412	882,215	1,140,458	(430,022)	710,436
Other (i)	804,046				804,046		804,046

At December 31, 2007
Finance lease obligations	456,065	821,927	800,005	1,781,126	3,859,123	(890,909)	2,968,214
Borrowings	944,414	237,340	35,601	10,217	1,227,572	(159,725)	1,067,847
Debentures	57,393	218,131	333,333		608,857	(76,698)	532,159
Senior notes	39,408	78,162	78,380	707,854	903,804	(365,338)	538,466
Other (i)	663,563				663,563		663,563

Derivative financial liabilities
At December 31, 2009
Fuel price risk	214,673	6,288			220,961		220,961
Exchange rate risk	21,054				21,054		21,054

At December 31, 2008
Fuel price risk	1,021,928	107,057			1,128,985		1,128,985

At December 31, 2007
Fuel price risk	(62,155)				(62,155)		(62,155)
Exchange rate risk	(812)				(812)		(812)

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

(i) The amount is recorded under: Suppliers and Salaries and social charges.

9.2 Fair value estimation and fair value hierarchy

Effective January 1, 2009 the Company applies the amendment to IFRS 7 for financial instruments measured in the statement financial position at fair value, which requires the disclosure of fair value measurements by level of hierarchy following the hierarchy below:

  Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

  Information, other than quoted prices, included within Level 1 that are adopted by the market for the asset or liability, either directly (such, as prices) or indirectly (that is, derived from prices) (Level 2).

  Inputs for assets or liabilities that are not based on the observable data in the market (such as unobservable inputs) (Level 3). None of the financial instruments carried at fair value by the Company of its subsidiaries fall into this category.

The table below presents the Company's financial instruments measured at fair value in the statement of financial position:

	2009

	Level 1	Level 2	Total

Financial assets at fair value through profit
Brazilian government securities	740,209		740,209
Corporate securities		93,234	93,234
Bank deposit certificate – CDB		46,696	46,696
Other bank deposits		130,883	130,883

	740,209	270,813	1,011,022

Derivative financial liabilities
Fuel hedge – WTI		(220,961)	(220,961)
Foreign exchange derivatives		(21,054)	(21,054)

		(242,015)	(242,015)

No transfer of assets or liabilities between the levels of the fair value hierarchy took place during 2009.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

The financial instruments recognized at fair value are determined as follows:

Financial assets at fair value through profit and loss:

  Certificates of deposits and other bank deposits - Fair value has been estimated by discounting estimated cash flows using as input interest market rate.

  Brazilian Government securities – Corresponds to highly liquid Brazilian government securities that have its prices available and corresponding to transaction in an active market.

  Corporate securities – Corresponds to debt securities security for which fair value has been determined based upon pricing information using pricing services as Bloomberg, Reuters and brokers (only when they represent an effective transaction).

Derivative financial instruments are not traded in an exchange but are traded in an active market for example, over-the-counter derivatives. TAM estimates its fair value using a series of techniques such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even discounted cash flow models commonly used in the financial market. All models used are widely accepted in the market and reflect the contractual terms of the derivative. Those models do not contain a high level of subjectivity, since the methodologies used in the models do not require significant judgment, and all inputs to the model are readily observable from actively quoted markets.

9.3 Capital management

The objective of capital management is to ensure that TAM is able to continue as a going concern whilst delivering shareholder expectations of a strong capital basis as well as returning benefits to other stakeholders and optimizing the cost of capital.

TAM monitors capital on the basis of the leverage ratio, net debt as a percentage of total capital. Net debt is defined as the total of loans and borrowings, including debentures and senior notes plus lease agreements, including operating lease commitments net of cash and cash equivalents and short-term financial assets. We define total capital as the total of shareholders’ equity and net debt as defined above:

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

	2009	2008	2007

Cash and cash equivalents	(1,075,172)	(671,785)	(466,538)
Financial assets at fair value through profit and loss	(1,011,022)	(1,242,271)	(2,140,339)
Borrowings	497,288	401,568	1,067,847
Debentures and senior notes	2,151,189	1,238,978	1,070,625
Operating lease commitments (Note 32)	1,512,986	2,479,786	1,843,358
Finance lease obligations	4,520,945	6,448,480	2,968,214

Net debt (1)	6,596,214	8,654,756	4,343,167

Total equity	498,415	1,327,127	1,908,717

Total capital (2)	7,094,629	9,981,883	6,251,884

Leverage ratio (1) / (2)	93.0%	86.7%	69.5%

The increase in the leverage ratio during 2009 resulted primarily from the delivery of two A321 aircraft during the year couple with the reduction in equity mainly resulting from decreases in the fair value of its flight equipment measured in Brazilian reais while the increase in the leverage ratio during 2008 resulted primarily from the delivery of Boeing and Airbus aircraft during the year.

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital investments, which are approved annually by the Board of Directors, and other cash requirements for the 2010 fiscal year.

10 Deposits in guarantee

Deposits and collateral relating to the lease of aircraft and engines are denominated in U.S. dollars and accrue interest based on LIBOR plus a spread of 1% per annum. The terms for redemption are defined in the lease contracts. At December 31, 2009 the balance of deposits was R$ 59,520 (2008 – R$ 116,135 and 2007 - R$ 161,488) corresponding to US$ 34,185 (2008 - US$ 49,694 and 2007 – US$ 91,169).

11 Deferred Income Tax and Social Contribution

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

The movement in deferred income tax assets and liabilities during the years, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

				Charged/(credit
		Charged/(credited)		ed) to the
		to the income		income
Deferred tax assets	2007	statement/equity	2008	statement/equity	2009

Income tax loss carry forwards	3,556	7,136	10,692	71,726	82,418
Social contribution carry forwards	2,507	2,570	5,077	37,561	42,638
Temporary differences:
Provision for derivatives loss		383,855	383,855	(318,853)	65,002
Provision for contingencies	134,121	53,386	187,507	16,428	203,935
Allowance for losses on inventories and
receivables accounts	74.092	(36,584)	37,508	(14,021)	23,487
Deferred income from sale leaseback transaction	61,039	(10,909)	50,130	(10,909)	39,221
TAM loyalty program	129,793	26,860	156,653	46,826	203,479
Gain/(Losses) of revaluation of aircrafts	54,698	(82,406)	(27,708)	410,587	382,879
Finance leases	(344,665)	406,900	62,235	(462,475)	(400,240)
Others	36.171	(4,361)	31,810	7,587	39,397

Total deferred tax assets	151,312	746,447	897,759	(215,543)	682,216

Deferred tax liabilities

Revaluation reserve (Note 22)	(146,542)	(444,248)	(590,790)	530,362	(60,428)

Total deferred tax liabilities	(146,542)	(444,248)	(590,790)	530,362	(60,428)

Total deferred tax netted	4,770	302,199	306,969	314,819	621,788

			2007	2008	2009

Deferred tax expected to be recovered within 12 months - Netted			17,483	57,485	36,958
Deferred tax expected to be recovered within more than 12 months - Netted			(12,713)	249,484	584,830

Total deferred tax netted			4,770	306,969	621,788

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

All movements in deferred taxes are recognized in the income statement except for certain amounts recognized in the revaluation reserve as shown in note 22.

Deferred tax assets resulting from income tax and social contribution losses and temporary differences are recognized to the extent that the realization of the related tax benefit through the future taxable profits is probable.

There are no withholding taxes or other taxes payable regarding the distribution of profits of TAM Mercosur.

There are no unrecognized deferred tax assets.

Deferred taxes are presented on a net basis as if all the reported amount referred to a single legal entity.

12 Prepaid aircraft maintenance

Prepaid aircraft maintenance reserves are guarantees to the lessor of the aircraft and/or engines that when the aircraft/engine is returned it can be restored to its original condition. Certain aircraft leasing agreements require that advance deposits be made on behalf of the lessor, in maintenance reserve funds, at a restricted bank account in the lessor’s name. The lessor may withdraw funds from this account if the required maintenance is not carried out upon return of the aircraft. Should TLA perform the maintenance of the aircraft or its parts, such as fuselage, engines, landing gear, among others, it can request that the lessor return the related amount, which will otherwise revert to the owner.

At December 31, 2009, amounts maintained into maintenance reserves, are R$ 408,628 (2008 – R$ 383,593 and 2007 – R$ 119,633), corresponding to US$ 234,682 (2008 - US$ 164,139 and 2007 – US$ 67,540).

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

13 Property, Plant and Equipment including aircraft pre-delivery payments - Restated

	Flight equipment (i)	Land and buildings	Computerequipment	Machinery and equipment	Other (iv)	Construction in progress (ii)	Pre-delivery payment (iii)	Total

Cost	4,780,983	219,930	98,158	64,303	83,917	43,406	383,165	5,673,862
Accumulated depreciation	(1,256,446)	(12,463)	(42,636)	(31,254)	(50,371)			(1,393,170)

At January 01, 2007	3,524,537	207,467	55,522	33,049	33,546	43,406	383,165	4,280,692

Additions (v)	1,405,670		13,112	14,988	35,609	16,322	924,375	2,410,076
Reclassification to assets held for sale	(83,951)							(83,951)
Transfer of pre-delivery payments (v)							(313,964)	(313,964)
Disposals/write-offs	(23,379)	(13,816)	(2,617)	(3,225)	(1,734)	(78)		(44,849)
Capitalized interest							30,721	30,721
Revaluation through equity (note 22)	(26,318)							(26,318)
Revaluation through income statement	(224,701)							(224,701)
Depreciation	(209,920)	(4,876)	(18,004)	(6,525)	(7,305)			(246,630)

At December 31, 2007	4,361,938	188,775	48,013	38,287	60,116	59,650	1,024,297	5,781,076

Cost	5,828,304	206,114	108,653	76,066	117,792	59,650	1,024,297	7,420,876
Accumulated depreciation	(1,466,366)	(17,339)	(60,640)	(37,779)	(57,676)			(1,639,800)

Net book amount December 31, 2007	4,361,938	188,775	48,013	38,287	60,116	59,650	1,024,297	5,781,076

Additions (v)	3,228,970	6,631	31,408	39,005	42,530	26,402	401,653	3,776,599
Reclassification	(16,322)	49,790				(49,790)		(16,322)
Transfer of pre-delivery payments (v)							(1,046,110)	(1,046,110)
Disposals/write-offs	(3,553)			(4,582)	(8,838)	(56)		(17,029)
Capitalized interest							46,384	46,384
Revaluation through equity (note 22)	1,342,304							1,342,304
Revaluation through income statement	242,370							242,370
Depreciation	(388,564)	(17,044)	(20,739)	(8,713)	(10,760)			(445,820)

At December 31, 2008	8,767,143	228,152	58,682	63,997	83,048	36,206	426,224	9,663,452

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

	Flight equipment (i)	Land and buildings	Computer equipment	Machinery and equipment	Other (iv)	Construction i progress (ii)	Pre-delivery payments (iii)	Total

Cost	10,622,073	262,535	140,061	110,489	151,484	36,206	426,224	11,749,072
Accumulated depreciation	(1,854,930)	(34,383)	(81,379)	(46,492)	(68,436)			(2,085,620)

Net book amount January 01, 2009	8,767,143	228,152	58,682	63,997	83,048	36,206	426,224	9,663,452

Additions (v)	462,964	2,488	10,219	25,953	39,149	5,973	172,185	718,931
Reclassification	30,025					(30,025)
Transfer of pre-delivery payments (v)							(138,287)	(138,287)
Disposals/write-offs	(9,086)	(5,164)	(453)	(883)	(365)			(15,951)
Capitalized interest							30,557	30,557
Revaluation through equity (note 22 )	(1,540,884)							(1,540,884)
Revaluation through income statement	(1,207,608)							(1,207,608)
Depreciation	(546,622)	(5,506)	(20,702)	(11,346)	(15,538)			(599,714)

Net book amount December 31, 2009	5,955,932	219,970	47,746	77,721	106,294	12,154	490,679	6,910,496

Cost	8,357,484	259,859	149,827	135,559	190,268	12,154	490,679	9,595,830
Accumulated depreciation	(2,401,522)	(39,889)	(102,081)	(57,838)	(83,974)			(2,685,334)

Net book amount December 31, 2009	5,955,932	219,970	47,746	77,721	106,294	12,154	490,679	6,910,496

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

(i) Includes aircraft, engines and spare parts. Aircraft includes aircraft leased under finance leases, according to IAS 17. As of December 31, 2009 TAM has 66 aircraft under finance lease (2008 – 64 aircraft and 2007- 47 aircraft).

Aircraft and engines are recorded at revalued amounts. The revaluations were performed by an independent valuation firm, Engeval Engenharia de Avaliações S/C Ltda., part of the ArcaLaudis - Global Network of International Valuers and Loss Assessors, as at December 31, 2007, December 31, 2008 and December 31, 2009. The valuations were based on observable market prices for flight equipment. If the flight equipment had been recorded at historical cost, the carrying value at December 31, 2009 would have been R$ 7,179,464 (2008 - R$ 7,149,087 and 2007 – R$ 4,292,505). The revaluation deficit for the year ended December 31, 2009 was R$ 1,540,884 (2008 – a surplus of R$ 1,342,304 and 2007 – a deficit of R$ 26,318) and an expense of R$ 1,207,608 (2008 – reversal of expense previously recognized of R$ 242.370 and 2007 – expense of R$ 224,701) was recognized for aircraft whose revalued amount was lower than their cost. The total carrying amount of leased aircraft and engines amount to R$ 5,433,149 (2008 – R$ 8,279,208 and 2007 – R$ 3,940,830).

(ii) Mainly composed by improvements carried out at the São Carlos Technology Center.

(iii) Amounts disbursed from the aircraft acquisition program are recorded as advances, since upon the disbursement the form of lease agreement that will be used is not yet defined. The Company's past experience shows that the refund of prepaid amounts upon the delivery of aircraft by manufacturers is probable. Note 2.11 (b).

(iv) Basically furniture and vehicles.

(v) Transfers occur when the aircraft are delivered and amounts are either returned to TAM or capitalized within flight equipment as “Additions”.

The properties and improvements of the TLA pledged as collateral for loans in the total amount of R$ 110,499 (2008 - R$ 110,499 and 2007 – R$ 110,499).

Other than aircraft, there are no significant amounts of property, plant and equipment outside of Brazil. Aircraft are based in Brazil but fly both domestically and internationally.

The depreciation expense is recorded in the statement of income within Operating expenses as follows:

	2009	2008	2007

Cost of services rendered	520,232	395,199	217,574
Selling expenses	1,262	838	1,443
General and administrative expenses	78,220	49,783	27,613

	599,714	445,820	246,630

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

14 Intangible Assets

			Other
	IT Projects (i)	Software	intangibles (ii)	Total

Additions	22,723	14,348		37,071
Amortization		(2,823)		(2,823)

At December 31, 2007	22,723	11,525		34,248

Cost	22,723	14,348		37,071
Accumulated amortization		(2,823)		(2,823)

Net book amount December 31, 2007	22,723	11,525		34,248

Additions	80,044	23,527	29,897	133,468
Write-off	(431)	(278)		(709)
Amortization		(14,915)		(14,915)

At December 31, 2008	102,336	19,859	29,897	152,092

Cost	102,336	37,597	29,897	169,830
Accumulated amortization		(17,738)		(17,738)

Net book amount December 31, 2008	102,336	19,859	29,897	152,092

Additions	115,777	18,287	1,232	135,296
Write-off	(3,015)			(3,015)
Amortization	(28,232)	(14,440)		(42,672)

At December 31, 2009	186,866	23,706	31,129	241,701

Cost	215,098	55,884	31,129	302,111
Accumulated amortization	(28,232)	(32,178)		(60,410)

Net book amount December 31, 2009	186,866	23,706	31,129	241,701

(i) IT projects in progress and computer software are recorded at cost less accumulated amortization and impairment. Expenditure for development of projects and software, including the costs of materials, third-parties’ worked hours and other direct costs, are recognized when it is probable that they will be successful, taking into account their commercial and technological feasibility, and only when their cost can be reliably measured. Such expenses are amortized on the straight-line method over the period of the expected benefits. The anticipated amortization period is five years, depending on the useful life of each project.

(ii) Other intangible are recorded at cost less accumulated amortization and impairment and correspond to payments made to the Star Alliance international airline network. This intangible will be amortized as from the moment when TAM finishes the process of integration into the network and the asset start to be used which is currently expected to occur in the second quarter of 2010.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

The amortization expense is recorded in the statement of income within operating expenses as follows:

	2009	2008	2007

Cost of services rendered	41,677	672
Selling expenses	222	235
General and administrative expenses	773	14,008	2,823

	42,672	14,915	2,823

15 Financial Liabilities

The carrying value of financial liabilities, all of which are measured at amortized cost, and their corresponding fair values are shown in the following table:

	Fair value			Carrying value

	2009	2008	2007	2009	2008	2007

Current
Finance lease obligations	497,147	680,440	298,478	497,147	680,440	298,478
Senior notes	12,064	4,372	6,041	13,040	9,336	7,076
Borrowings	523,989	202,172	891,346	458,602	191,835	860,273
Debentures	281,738	27,601	32,419	275,896	28,542	32,159

	1,314,938	914,585	1,228,284	1,244,685	910,153	1,197,986

Non-current
Finance lease obligations	4,023,798	5,768,040	2,669,736	4,023,798	5,768,040	2,669,736
Senior notes	949,846	328,335	453,694	1,026,685	701,100	531,390
Borrowings	44,202	221,034	214,043	38,686	209,733	207,574
Debentures	853,256	483,517	504,043	835,568	500,000	500,000

	5,871,102	6,800,926	3,841,516	5,924,737	7,178,873	3,908,700

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

15.1 Finance lease obligations

	Monthly payments expiring	2009	2008	2007

Local currency
IT equipment	2012	34,832	27,551
Foreign currency – US$
Aircraft	2022	4,319,859	6,176,550	2,894,317
Engines	2017	160,657	244,379	41,409
Machinery and equipment	2012	5,597		32,488

		4,520,945	6,448,480	2,968,214

Current		(497,147)	(680,440)	(298,478)

Non-current		4,023,798	5,768,040	2,669,736

TAM has provided letters of guarantee and deposits in guarantee with respect to finance leases.

The minimum payments under finance leases are classified:

Year	2009	2008	2007

No later than one year	616,179	961,373	456,065
Later than one year and no later than five years	2,813,982	3,516,486	1,621,932
Later than five years	1,801,641	3,751,912	1,781,126
Effect of discounting	(710,857)	(1,781,291)	(890,909)

	4,520,945	6,448,480	2,968,214

At December 31, 2009, the Company through its subsidiaries TLA and Mercosur, has 66 aircraft (2008 – 64 aircraft and 2007 – 47 aircraft) under finance leases.

15.2 Senior Notes

	2009	2008	2007

TAM Capital, Inc. (i)	520,681	710,436	538,466
TAM Capital 2, Inc. (ii)	519,044

	1,039,725	710,436	538,466

Current	(13,040)	(9,336)	(7,076)

Non-curent	1,026,685	701,100	531,390

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

(i) On April 25, 2007, TAM Capital Inc. concluded the offering of 3,000 senior notes, with unit nominal value of US$ 100 thousand, each in the total amount of US$ 300 million (equivalent to R$ 710,4 million using the exchange rate as of the date of the transaction), incurring in debit issuance cost of R$ 13.7 million, carrying interest at 7.375% p.a. (resulting in an effective interest rate of 7.70%) . Interest is payable semiannually and with principal payable in a bullet payment, in 2017. The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM. The Company registered the notes with the United States Securities and Exchange Commission (“SEC”) on October 30, 2007.

(ii) On October 22, 2009, TAM Capital 2 Inc. concluded the offering of 3,000 senior notes, with unit nominal value of US$ 100 thousand, each in the total amount of US$ 300 million (equivalent to R$ 523,2 million using the exchange rate as of the date of the transaction), carrying interest at 9.5% p.a. (resulting in an effective interest rate of 9.85%) . The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM and with the SEC. TAM Capital 2 has the option to early redeem the Senior Notes at any time prior to January 29, 2015 and at specified redemption dates thereafter. In the event of early redemption a redemption price must be paid. Management has concluded that the redemption price compensates the lender for loss of interest and, as such, the redemption option is considered clearly and closely related to the Senior Notes.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

15.3 Borrowings

(a) Balance composition

	Guarantees	Interest rate (effective rates for years ended December 31, 2009, 2008 and 2007)	Payment term and the year of last payment	2009	2008	2007

Local currency

FINEM - Sub credit A (i)	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a. (10.5% p.a , 10.8% p.a and 10.8%p.a)	Monthly until 2011	28,655	43,554	58,040
FINEM -Sub credit B (i)	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a. (12.3% p.a., 10.5% p.a and 11.9%p.a)	Monthly until 2012	4,023	7,984	8,149
Compror	No guarantee	100% p.a 101.5% of the CDI (12.8% p.a and 11.3% p.a )	Monthly until 2008			223,573
Others (ii)			Monthly until 2013	6,533	9,261	7,561

				39,211	60,799	297,323

Foreign currency

FINIMP (iii)	Promissory notes from a minimum of US$ 1,663 thousand to a maximum at US$ 13,933 thousand	Annual LIBOR + 1.0% p.a. to 6.6% p.a. (5.4% p.a, 5.3% p.a and 6.4 p.a)	Annual until 2010	284,760	167,289	84,883
International Finance Corporation – IFC (iv)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR 1.6% p.a (1.1% p.a., 3.0% p.a and 4.1%)	Half-yearly until 2010	7,247	28,900	51,414
International Finance Corporation – IFC (Working capital)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR + 3% p.a (3.4% p.a, 6.6% and 7.7%p.a.)	Half-yearly until 2012	12,476	23,493
Leasing renegotiation (v)	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	9,898	14,013	11,137
Financing – Pre-delivery payment (vi)	Unconditional guarantee	Monthly LIBOR + 0.6% p.a. (0.3% p.a , 2.6% p.a and 3.7% p.a)	Monthly until 2011	139,870	107,074	621,734
Others (vii)				3,826		1,356

				458,077	340,769	770,524

				497,288	401,568	1,067,847

Current				(458,602)	(191,835)	(860,273)

Non-current				38,686	209,733	207,574

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

Non-current maturities are as follows:

Year	2009	2008	2007

2009			119,523
2010		60,573	56,015
2011	24,791	132,559	22,950
2012	5,697	5,531	2,486
2013	860	1,221	660
2014	727	976	1,012
After 2014	6,611	8,873	4,928

	38,686	209,733	207,574

(b) Description of the loans and financings:

(i) Loan obtained in order to finance the investment plan of 2004 and 2005 focused on expanding the São Carlos technological center, the acquisition of equipment and materials made in Brazil, the development of software technical and managerial training and environmental projects.

(ii) TAM signed financing agreements for the acquisition of machines and equipment. The transactions was entered into to 2006, with Unibanco – União de Bancos Brasileiros, Banco Bradesco S.A. and Banco do Brasil S.A..

(iii) TAM obtained loans of the FINIMP-type, to finance imports of aircraft parts. Outstanding loans have been entered into in 2008, with banks HSBC Banco Multiplo and Banco Itaú S.A, with maturities through March 2010, and to loans obtained in 2009, with Banco Safra S.A, Banco do Brasil S.A., Banco Santander Brasil S.A, Banco Itaú S.A. and Bradesco S.A., with maturities through December 2010.

(iv) On December 16, 2005, TLA entered into a loan agreement with the International Finance Corporation to finance up to US$ 33 million of PDP (pre-delivery payment) to Airbus aircrafts firm orders with aircraft scheduled delivery date for 2010.

(v) Debt resulting from, renegotiation of a contact for airplanes and parts TAM and Fokker Aircraft BV entered into in June 25, 1982.

(vi) On December 28, 2007, TLA entered into a loan agreement of loan with Banco BNP Paribas to finance up to US$ 117.1 million of PDP (pre-delivery payment) with respect to Airbus aircraft firm orders with aircraft schedule delivery between 2008 an 2010.

(vii) Contract for acquisition of IT equipment software and related services.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

15.4 Debentures

	2009	2008	2007

TAM S.A. (i)	517,306	528,542	523,147
TAM Linhas Aéreas S,A, (ii)	594,158		9,012

	1,111,464	528,542	532,159

Current	(275,896)	(28,542)	(32,159)

Non-current	835,568	500,000	500,000

Non-current maturities are as follows:

Year	2009	2008	2007

2010		166,667	166,667
2011	349,057	166,667	166,667
2012	349,162	166,666	166,666
2013	137,349

	835,568	500,000	500,000

(i) TAM S.A.

On July 7, 2006 the Board of Directors approved the issuance for public distribution of simple, nonconvertible and unsecured debentures, with no preference but with a guarantee provided by the subsidiary TLA.

On August 1, 2006, TAM S.A. concluded the offering of 50,000 simple debentures in a single series, with unitary nominal value of R$ 10 each, totaling an amount of R$ 500,000, incurring in debt issue costs of R$ 1,906. The debentures expire in six (6) years. Principal is repayable in 3 annual payments, the first of which is on August 1, 2010.

Interest is payable on a semiannual basis, at the rate equivalent of 104.5% of the CDI (effective interest rate at the date of issuance of 15.38%) calculated and published by CETIP (the custodian and liquidation agent). At December 31, 2009 the effective interest rate was 10.32% (2008 – 14.29% and 2007 – 11.7%) .

The Company will be subject to certain obligations under the debenture contracts, such as compliance with certain financial indices, limits on the issuance of financial debt, and priority in the repayment of debentures. Such requirements will become effective as from 2010,when the debentures will start to be amortized.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

(ii) TAM Linhas Aéreas S.A.

On July 16, 2009 the Board of Directors approved the issuance for public distribution of simple and nonconvertible debentures, with a guarantee provided by TAM S.A.

On July 24, 2009 TAM Linhas Aéreas S.A. concluded the offering of 600 simple debentures in a single series debentures, with unitary nominal value of R$ 1,000 each for a total amount of R$ 600,000 and debt issue, costs of R$ 7,631. The debentures expire in four years and repayable in 13 quarterly installments as from July 24, 2010.

Interest is payable monthly, at a rate equivalent to 126.5% of the CDI (effective interest rate at the date of issuance of 11.50%), calculated and published by CETIP (The custodian and liquidation agent). The effective interest rate was 12.5% p.a as at December 31, 2009.

The Company may exercise early redemption at any time, at the Issuer's discretion, by sending or publishing a notice to debenture holders 10 days in advance. The early redemption can be total or partial. The debentures subject to this procedure are mandatorily canceled. Management has concluded that the amount payable upon early redemption is approximately equal to the authorized cost of the debentures and, as such, the redemption option is considered clearly and closely related to the debentures.

16 Deferred Income

	2009	2008	2007

Advance ticket sales (i)	1,008,308	819,780	807,101
TAM loyalty program (ii)	656,266	507,708	420,656
Sale and leaseback – deferred gains (iii)	133,916	147,441	179,526

	1,798,490	1,474,929	1,407,283

Current	(1,698,321)	(1,105,719)	(1,049,514)

Non-current	100,169	369,210	357,769

(i) At 31 December, 2009, "Advance ticket sales" amounted to R$ 1,008,308 (2008 - R$ 819,780 and 2007 – R$ 807,101), which is represented by 3,387,396 (2008 - 2,835,019 and 2007 – R$ 2,698,341) tickets coupons sold but not yet used.

(ii) The deferred income of TAM Loyalty Program is accounted for based on the number of outstanding points and a forfeiture rate of 30.6% ticket use (2008 - 31.6% and 2007 – 29.2%) . In the TAM Loyalty Program points expire after two years and are forfeited at the point.

(iii) The deferred gains on sale and leaseback transactions relate to sales of aircraft in 2001 and 2003. The gains are being recognized in the income statement on a straight-line basis through to 2013.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

17 Derivative Financial Instruments

	2009	2008	2007

	Liabilities	Liabilities	Assets

West Texas Intermediate crude oil derivatives
Forwards		351,343
Swaps	138,208	517,696	55,096
Seagulls	52,974	224,902	7,059
Collar	29,779	35,044
Foreign currency forwards
Swaps	21,054		812

	242,015	1,128,985	62,967

Current	(235,727)	(1,021,928)	(62,967)

Non-current	6,288	107,057

The derivative financial instruments included above are described in Note 9.

18 Other Liabilities

	2009	2008	2007

Reorganization of Fokker 100 Fleet	24,154	51,186	53,024
Maintenance provision – “Power by the hour”	164,255	142,421	75,179
Other liabilities	109,235	238,477	187,839

	297,644	432,084	316,042

Current	(123,696)	(149,091)	(130,765)

Non-current	173,948	282,993	185,277

Pursuant to the agreement to return the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 lease agreements then outstanding, of which ten were finance leases and nine were operating leases. As a result, TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 for an original amount of R$ 94,188. This amount was recognized in the statement of operations in the year ended December 31, 2003. The Company issued letters of guarantee as Security. TLA also renegotiated the reschedule overdue installments for an original amount of R$ 49,599.

On December 31, 2009, the total commitment under the Fokker 100 fleet operating leases arrangements amounted to R$ 24,154 (2008 – R$ 51,186 and 2007 – R$ 53,024) equivalent to US$ 13,871 thousand (2008 – US$ 21,903 thousand and 2007 – US$ 29,935 thousand), of which R$ 15,798 (2008 – R$ 18,623 and 2007- R$ 11,501) is classified in current liabilities.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

19 Provisions

Management of the Company and its subsidiaries recorded provisions for contingencies in all cases where loss by the Company is deemed probable based on advice provided by the Company’s internal and external legal counsel. As at December 31, 2009, 2008 and 2007, the value of provisions and the corresponding judicial deposits recognized were as follows:

		Additional					Additional
	Balance at	Provisions			Inflation	Balance at	Provisions			Inflation	REFIS	Balance at
	31/12/2007	(Deposits)	(Reversals)	Payments	adjustments	31/12/2008	(Deposits)	(Reversals)	Payments	adjustments	(Note 20)	31/12/2009

PIS and COFINS (i)	396,532	4,722	(33,744)		24,640	392,150		(70,812)		21,167	(342,505)
Additional tariff (ii)	323,691	63,832			32,815	420,338	55,062			40,063		515,463
Airline staff fund (iii)	71,552	21,718			7,150	100,420	24,448			10,221		135,089
Labor contingencies	12,811	18,233	(2,089)	(5,517)	742	24,180	3,564		(9,068)			18,676
Civil litigation	22,658	49,300		(9,130)	694	57,412	21,231		(11,115)	(149)		67,379
Other tax contingencies	17,469	15,137	(1,592)	(210)	1,314	38,228	1,721		(799)	1,072		40,222

Total	844,713	172,942	(37,425)	(14,857)	67,355	1,032,728	106,026	(70,812)	(20,982)	72,374	(342,505)	776,829

(-) Judicial deposits	(75,017)	(38,928)	25,588	5,750	(2,321)	(84,928)	(28,408)		3,066	14		(110,256)

Total	769,696	134,014	(11,837)	(9,107)	65,034	947,800	77,618	(70,812)	(17,916)	72,388	(342,505)	666,573

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

(i) Corresponds to the discussion of the constitutionality of the increase in the tax base of the PIS tax and the increase in the contribution and basis of calculation of COFINS tax, introduced under Law nº 9,718/98. Judicial deposits were made for certain months, and for the others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC interest rate.

During 2009 a reversal of R$ 70,812 was recognized as result of TLA having applied to the tax refinancing program called REFIS with respect to this dispute, and the remaining amount was recognized as payable to the tax authorities. See additional information in Note 20.

(ii) Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order.

(iii) Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

Due to the nature of these disputes, the timing of the utilization of the provisions, and any associated cash outflows, is uncertain.

The Company and its subsidiaries are involved parties in other judicial contingencies involving fiscal, labor and civil claims for which the probability, of loss estimated by management based on advice from legal counsel, is considered possible for which no provision was recorded.

	2009	2008	2007

Civil liitigation	31,915	32,001	15,749
Labor contingencies	231,257	192,353	165,685
Tax contingencies	690,770	563,566	241,691

	953,942	787,920	423,125

20 Refinanced taxes payable under fiscal recovery program (REFIS) - Consolidated

In November 2009, TLA applied to the Fiscal Recovery Program (REFIS), established by Law n° 11,941/09 and Provisional Measure, N° 449/2009, REFIS has the purpose of allowing to settle tax debt through an special mechanism for paying and refinancing tax and social security liabilities.

The general conditions of the effects of applying to REFIS are summarized below:

(a) Payment will be made in 180 monthly installments of tax debt amounting to R$ 342,505 and payment in one single installment of tax debts of R$ 10,426 out for which judicial deposits exists in the amount of R$ 9,484.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

(b) Tax debts included into the REFIS:

	Original amount	Penalties	Interest	Total

Pis (i)	38,935	3,104	35,807	77,846
Cofins (i)	176,025	195	88,439	264,659

	214,960	3,299	124,246	342,505

Current (*)				(22,834)

Non-current				319,671

(*) The amount is recorded under “Taxes, charges and contribution” in current liabilities.

(i) As further explained in Note 19 corresponds to the increase in the tax base of the PIS tax and the increase in the contribution and basis of calculation of COFINS tax. In accordance with the requirements of the REFIS the Company has already filed a dismissal of the lawsuits it had begun challenging the unconstitutionality of such increases.

(c) A gain has been recognized for the reduction of penalties and interest previously, provided for amounting to R$ 70,812 thousand. Of the total amount, R$ 24,448 were recognized under “operating expenses – Other and the amount of R$ 46,364 was recorded as a reduction in Finance costs. The gain corresponds to the reductions established by Law 11941/09 for payment of the taxes in 180 months consisting of reduction of 60% of the amount of penalties and 25% of the amount of late payment interest.

(d) By applying to the REFIS, the Company commits to make the monthly payments and not become overdue more than 90 days and to withdraw all lawsuits (and any resulting legal rights) it has begun with respect to the taxes included in REFIS. If those commitments are not honored the Company will be excluded from the REFIS and a new tax debt will be determined based on the amounts originally due.

21 Share Capital and Reserves

(a) Authorized capital

At December 31, 2009, 2008 and 2007 the authorized capital was R$ 1,200,000 and can be increased by means of the issuance of common and preferred shares, as resolved by the Board of Directors.

(b) Subscribed share capital

At December 31, 2009, 2008 and 2007 is comprised of 150,585,147 fully paid-in nominative shares without nominal value, of which 50,195,049 (2008 – 50,195,049 and 2007 – 59,791,955) are common shares and 100,390,098 (2008 – 100,390,098 and 2007 – 90,793,192) are preferred shares. At the Extraordinary Stockholders' Meeting held on September 19, 2008 the conversion of 9,596,906 common shares into preferred shares was approved.

Common shares confer to their holder the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in relation to certain matters while the Company is listed in Level 2 of BOVESPA. However, they have priority in the distribution of dividends, and in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

As per the Adhesion Agreement executed with BOVESPA, the Company complies with the requirement to have a free float in the market of 25% of its shares. Since August, 2007 the free float has been 53.85% (unaudited).

22 Revaluation reserve

The revaluation reserve represents the amount by which the carrying value (revalued amount) of certain property, plant and equipment (flight equipment) exceeds its historical cost. See Note 13.

	Revaluation reserve,		Revaluation
	gross of tax	Deferred tax	reserve, net of tax

At January 01, 2007	493,992	(167,957)	326,035

Revaluation - through equity	(26,318)	8,948	(17,370)
Depreciation recognized in the statement of income	(36,667)	12,467	(24,200)

At December 31, 2007	431,007	(146,542)	284,465

Revaluation - through equity	1,342,304	(456,383)	885,921
Depreciation recognized in the statement of income	(35,692)	12,135	(23,557)

At December 31, 2008	1,737,619	(590,790)	1,146,829

Revaluation - through equity	(1,540,884)	523,629	(1.017,255)
Depreciation recognized in the statement of income	(19,803)	6,733	(13,070)

At December 31, 2009	176,933	(60,428)	116,504

23 Other Reserves

	2009	2008	2007

Share premium (Note 23.1)	74,946	74,946	74,946
Legal reserve (Note 23.2)	49,134		802,249
Treasury shares (Note 23.3)	(11,370)	(11,370)
Cumulative translation adjustments (Note 23.4)	(16,796)	3,309	(9,843)
Stock options (Note 23.5)	35,669	25,207	18,031

	131,583	92,092	885,383

23.1 Share premium

The share premium reserve arose on the subscription of shares in TAM, due to the fair value of net assets received being greater than the nominal amount of the share capital issued.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

23.2 Legal reserve

Brazilian law requires that a legal reserve is constituted by appropriating 5% of profit for the year until the legal reserve reaches 20% of the amount of share capital.

23.3 Treasury shares

The movement of treasury shares during the year ended December 31, 2008 is presented below.

			Average price per share
	Quantity of shares	Thousands of reais	- Reais

At December 31, 2007

Purchases of shares	601,900	17,703	29.41
Reductions	(199,589)	(6,333)	31.73

At December 31, 2008	402,311	11,370	28.26

No movement is treasury shares existed during the year ended December 31, 2009 and 2007.

Shares sold relate to the share option plan (See Note 26) approved at the Extraordinary Shareholders’ Meeting of May 16, 2005.

The market value of the shares based on the closing quote in the São Paulo stock exchange at December 31, 2009, is R$ 38.21 (2008 – R$19.09 and 2007 – R$ 42.65) per preferred share.

The difference between the average historical cost of the treasury shares sold and the proceeds received upon sale during 2008 amounted to R$ 2,899.

23.4 Currency translation adjustment

The effects of exchange rate changes during the year on net assets of foreign operations at the beginning of the year and the difference between their profit for the year at average and year-end exchange rates are recorded in the currency translation adjustment reserve.

23.5 Stock options

The credit relating to the expense for stock options is recorded in this reserve, and is released to retained earnings when options are exercised or expire. Note 26.2.

24 Revenue

TAM had no major customers which represented more than 10% of revenues in any of the periods presented. The Company utilizes its gross revenue information by type of service rendered and by region, as follows:

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

(a) By type of service rendered

							Year to year - variation %

	2009	%	2008	%	2007	%	2009-2008	2008-2007

Domestic
Scheduled - Passenger	5,331,765	52.6	5,967,628	54.6	4,681,866	56.2	(10.7)	27.5
Charter - Passenger	136,847	1.3	194,844	1.8	152,037	1.8	(29.8)	28.2
Cargo	446,983	4.4	459,487	4.2	360,149	4.3	(2.7)	27.6

	5,915,595	58.3	6,621,959	60.6	5,194,052	62.3	(10.7)	27.5

International
Scheduled - Passenger	2,675,186	26.4	2,803,800	25.7	2,109,398	25.3	(4.6)	32.9
Charter - Passenger	8,823	0.1	18,818	0.2	20,343	0.2	(53.1)	(7.5)
Cargo	489,305	4.8	549,595	5.0	416,668	5.0	(11.0)	31.9

	3,173,314	31.3	3,372,213	30.9	2,546,409	30.5	(5.9)	32.4

Other
TAM Loyalty Program	538,950	5.3	441,202	4.0	144,183	1.8	22.1	206
Travel and tourism agencies	59,635	0.6	64,132	0.6	30,242	0.4	(7.0)	112.1
Others (includes expired tickets)	451,647	4.5	420,682	3.9	413,220	5.0	7.4	1.8

	1,050,232	10.4	926,016	8.5	587,645	7.2	13.4	57.6

Total gross	10,139,141	100.0	10,920,188	100.0	8,328,106	100.0	(7.2)	31.1

Sales taxes and other deductions	(373,635)		(407,144)		(309,287)

Revenue	9,765,506		10,513,044		8,018,819

(b) By geographic location of the Company’s destinations

							Year to year - variation %

	2009	%	2008	%	2007	%	2009-2008	2008--2007

Brazil	6,965,826	68.7	7,547,976	69.2	5,781,698	69.4	(7.7)	30.5
Europe	1,440,352	14.2	1,543,350	14.1	1,047,726	12.6	(6.7)	47.3
North America	862,529	8.5	943,137	8.6	1,000,102	12.0	(8.5)	(5.7)
South America (excluding
Brazil)	870,434	8.6	885,725	8.1	498,580	6.0	(1.7)	77.6

Total gross	10,139,141	100.0	10,920,188	100.0	8,328,106	100.0	(7.2)	31.1

Sales taxes and other
deductions	(373,635)		(407,144)		(309,287)

Revenue	9,765,506		10,513,044		8,018,819

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

25 Operating Expenses by Nature

	2009

			General and	Directors'
	Cost of services rendered	Selling	administrative	Fees	Total	%

Personnel	1,614,109	183,955	168,510	18,596	1,985,170	20.7
Fuel	2,741,253				2,741,253	28.6
Depreciation
and
amortizati
on	561,909	1,484	78,993		642,386	6.7
Maintenance
and
repairs
(excludin
g
personnel)	640,433				640,433	6.7
Aircraft
insurance	63,681				63,681	0.7
Take-off,
landing
and
navigation
aid
charges	585,890				585,890	6.1
Leasing of
aircraft,
engines
and
equipment
under
operating
leases	525,200	9,352	15,213		549,765	5.7
Third party
services	167,556	301,096	318,913		787,565	8.2
Marketing
and
related
expenses		854,701			854,701	8.9
Other	356,074	182,164	206,744		744,982	7.8

	7,256,105	1,532,752	788,373	18,596	9,595,826	100.0

	2008

	Cost of services		General and	Directors'
	rendered	Selling	administrative	Fees	Total	%

Personnel	1,477,381	158,954	128,857	16,833	1,782,025	17.9
Fuel	3,927,888				3,927,888	39.5
Depreciation and
amortization	395,871	1,074	63,791		460,736	4.6
Maintenance and repairs
(excluding personnel)	518,347				518,347	5.2
Aircraft insurance	47,781				47,781	0.5

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

Take-off, landing and
navigation aid charges	495,426				495,426	5.0
Leasing of aircraft,
engines and equipment
under operating leases	424,637	7,720	11,074		443,431	4.5
Third party services	150,538	223,817	327,429		701,784	7.1
Marketing and related
expenses		988,579			988,579	9.9
Other	337,563	16,469	234,078		588,110	5.9

	7,775,432	1,396,613	765,229	16,833	9,954,107	100.0

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

	2007

	Cost of services		General and	Directors'
	rendered	Selling	administrative	Fees	Total	%

Personnel	1,051,324	118,514	112,150	27,739	1,309,727	17.0
Fuel	2,536,398				2,536,398	32.9
Depreciation and
amortization	217,574	1,443	30,436		249,453	3.2
Maintenance and repairs
(excluding personnel)	445,816				445,816	5.8
Aircraft insurance	33,560				33,560	0.4
Take-off, landing and
navigation aid charges	421,021				421,021	5.5
Leasing of aircraft,
engines and equipment
under
operating leases	488,514	4,077	8,547		501,138	6.5
Third party services	124,406	174,711	249,834		548,951	7.1
Marketing and related
expenses		975,149			975,149	12.7
Other	351,303	173,763	152,199		677,265	8.9

	5,669,916	1,447,657	553,166	27,739	7,698,478	100.0

26 Employee Benefits

Personnel costs are composed of the following amounts:

	2009	2008	2007

Salaries and bonuses	1,527,391	1,380,304	1,014,222
Defined contribution pension plan	23,619	19,803	13,025
Share based payment	11,407	16,512	11,230
Taxes and social contributions	422,754	365,406	271,250

	1,985,171	1,782,025	1,309,727

26.1 Profit-sharing and bonuses

In accordance with the annual union agreement, the Company’s management will pay a share of its profits when it reaches certain performance indicators established according to the annual budget. Consequently, management recorded a provision for payment of this benefit within “Salaries and social charges” totaling R$ 26,955 at December 31, 2009 (2008 - R$ 60,939 and 2007 – R$ 36,140).

26.2 Share-based payment

The Extraordinary Stockholders’ Meeting held on May 16, 2005 authorized that the Board of Directors may grant stock options to employees up to 2% of outstanding shares.

These transactions can be summarized as follows:

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

	Number of stock options	Weighted average exercise
	outstanding	price - R$

At January 01, 2007	955,005	22.15

Exercised	(21.806)	22.79
Granted	1,010,311	39.37

At December 31, 2007	1,943,510	32.10

Exercised	(199,589)	17.21
Unvested options forfeited	(42,593)	22.36

At December 31, 2008	1,701,328	37.31

Unvested options forfeited	(33,888)	42.81

At December 31, 2009	1,667,440	36.55

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the Company at that time.

The options have a contractual term of seven years.

- The options contain a "service condition" as vesting and exercisability of the options depends only on the rendering of a defined period of services by the employee. Dismissed employees have the obligation to satisfy certain conditions in order to maintain their options rights.

The options are valued using the Black-Scholes option pricing model. The following table shows details of the various option grants, together with the variables used in valuing the options granted. The exercise price is adjusted by the IGP-M (General Price Index), from the award grant date up to the exercise date.

				1st Special	Total or weighted
	1st grant	2nd grant	3rd grant	grant	average

Date	12/28/2005	11/30/2006	12/14/2007	09/27/2007
Number of options granted	715,255	239,750	780,311	230,000
Exercise price at grant date	14.4	43.48	39.67	38.36
Risk free interest rate - %	17,93%	13,13%	10,95%	10,82%
Average term	5.5	5.5	5.5	4.5
Expected dividend yield - %	0,00%	0,32%	0,58%	0,58%
Share price volatility - %	34,24%	41,29%	42,30%	40,48%
Market share price - R$	R$ 45.00	R$ 61.00	R$ 44.03	R$ 50.10

Number of options outstanding (i)	481,825	227,870	727,745	230,000	1,667,440
Number of options exercisable (i)	331,225	75,957		230,000	637,182
Exercise price (adjusted by IGP-M) (i)	17.39	50.72	42.81	42.86	36.55
Remaining average term (i)	1.67	2.50	3.50	2.46	2.69
(i) At December 31, 2009.

Share price volatility is determined based on historical share price volatility of the company's quoted shares.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

27 Net Finance Result

	2009	2008	2007

Financial income
Interest income from financial investments	82,106	192,765	263,291
Exchange gains	2,303,737	1,182,239	673,414
Other	26,843	35,357	70,163

	2,412,686	1,410,361	1,006,868

Financial expenses
Exchange losses	(582,192)	(2,440,322)	(280,618)
Interest expense and capitalized borrowing cost (i)	(421,851)	(535,773)	(438,641)
Other	(37,371)	(30,125)	(35,939)

	(1,041,414)	(3,006,220)	(755,198)

Financial result, net	(1,371,272)	(1,595,859)	251,670

(i) The rate used for capitalization was 12% in 2009 (2008 - 10% and 2007 – 13.7%)

Exchange gain recognized in year ended December 31, 2009 with respect to finance lease liabilities amounted to R$ 1,404,895 (2008 - loss of R$ 1,316,035 and 2007 - gain of R$ 441,266) while interest expense on such finance lease liabilities amounted to R$ 166,839 (2008 - R$ 122,927 and 2007 - R$ 142,130).

28 Income Tax Expense

(a) Income tax and social contribution expense (tax credit)

	2009	2008	2007

Current tax	(3,972)	(120,956)	(138,956)
Deferred tax	(208,809)	755,199	(6,985)

	(212,781)	634,243	(145,941)

The tax on TAM's profit before tax differs from the theoretical amount that would arise using the tax rate applicable to TAM, TLA and its Brazilian subsidiaries as follows:

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

(b) Reconciliation of income tax and social contribution expense (tax credit)

	2009	2008	2007

Profit/(Loss) before tax	650,196	(2,068,013)	477,720
Tax calculated at Brazilian tax rates applicable to profits	34%	34%	34%

	(221,067)	703,124	(162,425)

Non-deductible expenses	(24,091)	(7,572)	(5,138)
Tax incentives			1,849
Tax assets not recognized on tax loss carry forwards	(43)
Non-taxable (non-deductable) exchange gains/(loss)	29,876	(67,650)	(1,587)
Other	2,544	6,341	8,748
Income tax and social contribution on interest on own capital			12,612

	(212,781)	634,243	(145,941)

Effective rate - %	32.7%	30.7%	30.5%

The tax years 2005 to 2009 are subject to examination by the Brazilian tax authorities.

(c) Transition Tax Regime - RTT

The Transition Tax Regime has been established by Law 11,638/07 in order to maintain the same tax rules for determining taxable income irrespective of any changes introduced to accounting practices adopted in Brazil.

RTT is option for the tax years ended December 31, 2008 and 2009 and the Company has opted to apply it and has been used to determine taxable income for such years.

29 Earnings per Share

Considering that common and preferred shares have equal rights in respect of dividends (see Note 30), a single measure of earnings per share based on the total number of common and preferred shares is presented. Common and preferred shares are considered two classes of ordinary shares.

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares (common and preferred) in issued during the year excluding ordinary shares purchased by the Company and held as treasury shares.

	2009	2008	2007

Profit (loss) attributable to equity holders of the company	435,734	(1,434,638)	331,602
Weighted average number of ordinary shares issued (in thousands)	150,585	150,585	150,585
Treasury shares (in thousands)	(402)	(205)

Weighted average number of ordinary shares outstanding (in thousands)	150,183	150,380	150,585

Basic (loss)/earnings per share (reais per share)	2.90	(9.54)	2.20

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The company has only one category of dilutive potential ordinary shares: share options.

	2009	2008	2007

Profit (loss) attributable to equity holders of the company	435,734	(1,434,638)	331,602
Weighted average number of ordinary shares outstanding (in thousands)	150,183	150,380	150,585
Adjustments for share options (in thousands)	263		1,046

Weighted average number of ordinary shares for diluted earnings per share calculation (in thousands)	150,446	150,380	151,631

Diluted (loss)/earnings per share (reais per share)	2.90	(9.54)	2.19

30 Dividends and dividends per share

In accordance with TAM S.A.'s by laws, stockholders are assured a minimum compulsory dividend based on of 25% of net income for the year in the parent company's separate financial statements, prepared under BR GAAP. Tax deductible interest on own capital which has been paid or credited may be considered part of the mandatory dividends. The preferred shares have priority in capital reimbursement and the right to dividends at least equal to those distributed to the common shares. The dividends and interest on own capital are approved of Annual General Meeting and are demonstrated below:

	2009	2008	2007

Dividends and interest on own capital recorded	236,722	40,537	31,528
Weighted average number of ordinary shares outstanding (common and preferred)	150,183	150,380	150,585
Dividends and interest on own capital recorded per share (reais per share)	1.58	0.27	0.21

As of December 31, 2009 and 2007 the amount recorded as a liability under “Proposed interest on own capital and dividends” corresponds to the minimum mandatory dividend for the years ended December 31, 2009 and 2007, respectively plus dividends declared in prior years and not yet redeemed by shareholders. No minimum mandatory dividend existed for the year ended December, 31 2008 since the Company had a loss on its financial statements under BR GAAP which serve as basis for distribution of dividends.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

31 Cash generated from operations

	2009	2008	2007

		Restated	Restated
Profit/(loss) for the year	437,415	(1,433,770)	331,779

Adjustments for
Deferred income tax and social contribution	208,809	(755,199)	6,985
Depreciation and amortization	642,386	460,736	249,453
Revaluation through income statement	1,207,608	(242,370)	224,701
(Profit)/loss on disposal of property, plant and equipment (see below)	(19,918)	8,825	40,291
Deferred income	323,345	67,646	161,653
Fair value (gains)/losses on derivative financial instruments	(886,970)	1,191,949	(72,887)
Foreign exchange losses/(gains) and interest expense	(1,561,779)	1,760,992	(200,508)
Others provisions set	(1,598)	84,530	143,348
Provision for contingency	107,588	173,751	232,583

Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation)
Financial assets through profit and loss	231,249	898,068	13,132
Inventories	(25,887)	(69,237)	11,171
Assets held for sale	29,274	(17,150)	(69,431)
Provision for contingencies and tax obligations under judicial dispute	(46,310)	(60,632)	(186,294)
Trade account receivables	24,862	(243,747)	(184,347)
Taxes recoverable	21,444	(33,695)	(19,672)
Prepaid expenses	371	50,599	(78,560)
Prepaid aircraft maintenance	(25,035)	(165,433)	(53,407)
Suppliers	(55,113)	59,239	80,039
Salaries and social charges	(10,342)	81,243	42,580
Taxes, charges and contributions	(9,414)	116,367	118,699
Other assets	98,070	(77,035)	(93,543)
Other liabilities	(102,890)	48,800	26,995

Cash generated from operations	587,165	1,904,477	724,760

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

	2009	2008	2007

Net book amount	15,951	17,029	44,849
Profit/(loss) on disposal of property, plant and equipment	19,918	(8,825)	(40,291)

Proceeds from disposal of property, plant and equipment	35,869	8,204	4,558

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

Non-cash transactions

The principal non-cash transactions relate to share based payment discussed in Note 26 and acquisitions of flight equipment under finance leases discussed in Note 13.

32 Commitments and contingencies

(a) Operating lease commitments

TLA has obligations arising under operating lease contracts. The amounts of these commitments are not recorded in the financial statement. TLA has obligations arising under 66 aircraft under operating lease (2008 – 65 aircraft and 2007 – 68 aircrafts). These agreements have an average term of 125 months and are denominated in U.S. dollar plus LIBOR. The lease expense, recognized in the consolidated statement of income in "Cost of services rendered", was R$ 525,200 for the year ended December 31, 2009 (2008 – R$ 424,637 and 2007 – R$ 488,514), equivalent to approximately US$ 263,3 thousands (2008 – US$ 231,5 thousands and 2007 – US$ 250,5).

For most of the transactions, TAM has given letters of guarantee or deposits as a guarantee.

In addition, to meet the payment conditions established by contract, promissory notes guaranteed by Company were issued, totaling R$ 44,540 at December 31, 2009 (2008 - R$ 85,282 and 2007 – R$ 87,187).

Future aggregate payments denominated in US dollars under these contracts are as follows:

	Monthly payments maturing in

		2009	2008	2007

In foreign currency
Aircraft	2021	1,478,308	2,419,036	1,811,117
Engines	2014	34,678	60,750	32,241

Total		1,512,986	2,479,786	1,843,358

Operating lease obligations fall due as follows:

Year	2009	2008	2007

No later than one year	364,915	540,784	412,369
Later than one year and no later than five years	840,993	1,670,864	1,185,189
Later than five years	307,078	268,138	245,800

	1,512,986	2,479,786	1,843,358

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

(b) Commitments for future aircraft leases

(i) Airbus

In 2005, the Company executed an amendment to an existing contract with Airbus for the firm order of 20 Airbus A320, the remaining nine of which are to be delivered in 2010, with an option for an additional 20 of the same aircraft family (including A319, A320 and A321). In 2006, the Company finalized a contract to acquire a further 37 Airbus aircraft (31 aircraft narrow body aircraft family A320 and six A330 aircraft), for delivery by 2012.

On June 28, 2007, the Company also executed a Memorandum of Understanding for the purchase of 22 Airbus A350XWB models 800 and 900, with ten more options, for delivery between 2013 and 2018.

Additionally, the Company confirmed the exercise of four options for Airbus A330, two of which will be delivered in 2010, and the other two in 2011, related to the agreement signed at the end of 2006. TAM also confirmed the twenty options that had been postponed from 2005 to 2006 the anticipated delivery before the end of 2014.

ii. Boeing:

In 2006, the Company ordered four Boeing 777-300ERs with options for four aircraft, which were converted to firm orders in 2007. Upon receipt of the four aircraft in 2008, the Company has signed an amendment to an existing contract for two more aircraft and has six firm orders outstanding contracted with Boeing for this type of aircraft, of which four are expected to be delivered in 2012 and two in 2013.

(c) Insurance

TAM maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims’ families by the insurance company. As of December 31, 2009, some 192 (2008 – 160) compensation payments were paid to families of the victims and others are under negotiation with the Company’s insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM’s direct responsibility.

(d) Contingent liabilities

Contingencies for which it is probable that TAM will be required to make payments are provided for and are discussed in Note 16.

(e) Contingent assets

(i) ICMS

On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue was no longer subject to ICMS.

- However, based on this ruling, ICMS taxation on domestic air cargo transportation revenue is still due. At December 31, 2009, the provision maintained by the Company totaled R$ 4,772 (2008 – R$ 6,187 and 2007 – R$ 6,059), recorded in “Taxes, charges and contributions”. On December 31, 2009, the installments due in more 64 than one year totaled R$ 60 (2008 – R$ 98 and 2007 – R$ 136), classified within “Other liabilities”.

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

We consider payments of ICMS made between 1989 and 1994 to be amounts paid in error because we believe it was unconstitutional to charge ICMS on air navigation services. TAM Linhas Aéreas has filed claims against various states in Brazil to claim the amounts paid in error. Rulings on these claims are pending. The total value involved in these claims is R$ 55 million (unaudited). Our policy is to only adjust the value of these claims for inflation at the time that payment is recorded in our financial statements.

(ii) Indemnification for losses on regulated fares

We are plaintiffs in an action filed against the Brazilian government in 1993 seeking damages for breaking-up of the economic-financial equilibrium of an air transport concession agreement as a result of having to freeze our prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and we are awaiting judgment on appeals we have lodged requesting clarification of the initial decision (which we challenged). The estimated value of the action is R$ 245 million (unaidited), based on a calculation made by an expert witness of the court. This sum is subject to interest accruing from September 1993 and inflation since November 1994. Based on the opinion of our legal advisors and recent rulings handed down by the Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig) we believe that our chance of success is probable. We have not recognized these amounts as receivable in these financial statements and will only do so when the decision is made final.

(iii) Additional airport tariffs (“ATAERO”)

At 2001, TLA filed a claim addressing the legality of the additional airport tariffs (“ATAERO”), which represent an additional 50% on the tariff amount. On December 31, 2009, the amount under discussion totaled approximately R$ 777,328 (2008 - R$ 641,393 and 2007 – R$ 525,716), unaudited, not recognized in the financial statement.

33 Related-party Transactions

The company is controlled by TAM - Empreendimentos e Participações S.A. (incorporated in Brazil), which is owned by the Amaro family, and which owns 89.26% of the Company's common shares and 24.67% of the Company's preferred shares. The remaining shares are widely held.

The following transactions were carried out with related parties:

(a) Sale and purchases of goods and services

For the year ended December 31, 2009, TAM received from Táxi Aéreo Marília S.A. ("Marília"), a company under common control, R$ 65 (2008 - R$ 130 and 2007 – R$ 820), as reimbursement for the use of its infrastructure being mainly the importation areas and human resources. This amount was credited to "cost of services rendered". TAM Marília and TAM have common indirect stockholders.

On May 11, 2007, TLA and TAM Marília agreed to share the use of a hangar located by Congonhas airport São Paulo, for a period of 10 years. TLA paid R$ 15,500 upfront to TAM Marília and is entitled to use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by the use of such a location in TAM's cargo activities. The amount recognized in the income statement for the year ended December 31, 2009 amounted to R$ 1,550 (2008 - R$ 1,550 and 2007 – R$ 903).

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

The Company and its subsidiaries signed a contract in March 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract is valid for a term equal to the current passenger air transport concession of TAM and establishes a monthly fee, adjusted annually by the IGP-M inflation index, totaling R$ 16,665 for the year ended December 31, 2009 (2008 – R$ 15,429 and 2007 – R$ 14,331), recorded as "Operating expenses".

(b) Key management compensation

The key management personnel of TAM include the members of the Board of Directors, the president, vice presidents and statutory directors. Their remuneration was as follows:

	2009	2008	2007

Salaries	9,497	9,031	9,262
Profit share and bonuses	9,875	7,326	18,197
Share-based payment	11,409	16,512	11,230
Other long-term benefits	810	476	280

	31,591	33,345	38,969

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

34 Reconciliation between BRGAAP and IFRS

As indicated in note 2.24 information provided to the CODM is based on BRGAAP rather than IFRS. This footnote presents reconciliation between BRGAAP and IFRS of total consolidated assets, liabilities, equity, consolidated revenue and consolidated net income. The reconciliation of equity and net income is also required by Instruction CVM nº 457/07.

(a) Reconciliation of amounts in the consolidated statements of financial position

			2009

	Total consolidated assets	Total consolidated liabilities	Equity, including non- controlling interests

Amounts under BR GAAP	13,137,213	11,499,352	1,637,861

Revaluation of flight equipment	(1,196,272)		(1,196,272)
Loyalty Program	60,705	598,468	(537,764)
Deferred tax and social contribution	142,820	(440,670)	583,491
Other		(11,099)	11,099

Total of adjustments	(992,747)	146,699	(1,139,446)

Amounts under IFRS	12,144,466	11,646,051	498,415

			2008

	Total consolidated assets	Total consolidated liabilities	Equity, including non- controlling interests

Amounts under BR GAAP	13,305,806	12,764,242	541,564
Revaluation of flight equipment	1,643,526		1,643,526
Loyalty Program	46,963	461,246	(414,283)
Deferred tax and social contribution	(496,116)	(90,583)	(405,533)
Other	(49,246)	(11,099)	(38.147)

Total of adjustments	1,145,127	359,564	785,563

Amounts under IFRS	14,450,933	13,123,806	1,327,127

			2007

	Total consolidated assets	Total consolidated liabilities	Equity, including non- controlling interests

Amounts under BR GAAP	10,458,688	8,415,105	2,043,583
Revaluation of flight equipment	69,363		69,363
Loyalty Program	38,911	400,042	(361,131)
Deferred tax and social contribution	(233,788)	(339,054)	105,266
Reversal of dividends and interest on own capital subject to approval by shareholder’s		(40,537)	40,537
Other		(11,099)	11,099

Total of adjustments	(125,514)	9,352	(134,866)

Amounts under IFRS	10,333,174	8,424,457	1,908,717

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

(b) Reconciliation amounts in the statement of income

		2009

	Revenue	Profit (loss) for the year

Amounts under BR GAAP	9,900,321	1,344,220

Revaluation of flight equipment		(1,299,713)
Loyalty Program	(134,815)	(123,481)
Deferred tax and social contribution		467,143
Other		49,246

Total of adjustments	(134,815)	(906,805)

Amounts under IFRS	9,765,506	437,415

		2008

	Revenue	Profit (loss) for the year

Amounts under BR GAAP	10,592,044	(1,508,787)

Revaluation of flight equipment		206,139
Loyalty Program	(79,000)	(53,152)
Deferred tax and social contribution		(28,724)
Other		(49,246)

Total of adjustments	(79,000)	75,017

Amounts under IFRS	10,513,044	(1,433,770)

		2007

	Revenue	Profit (loss) for the year

Amounts under BR GAAP	8,151,174	528,965

Revaluation of flight equipment		(160,403)
Loyalty Program	(132,355)	(130,780)
Deferred tax and social contribution		93,997

Total of adjustments	(132,355)	(197,186)

Amounts under IFRS	8,018,819	331,779

TAM S.A.
Notes to the Consolidated Financial Statements
at December 31, 2009, 2008 and 2007
In thousands of reais, unless otherwise indicated

35 Events after the reporting period generating

(a) Initial public offering of shares of the subsidiary Multiplus

On February 5, 2010 the Company concluded the initial public offering of shares of its subsidiary Multiplus, offering 39,340,000 shares held by the Company for an offering price of R$ 16.00 per share (sixteen reais) net proceeds of R$ 629,440. On March 02, 2010 3,934,000 shares were sold at a selling price of R$ 16.00 (sixteen reais) representing proceeds of R$ 62,944. The resources proceeding from the IPO will be used for general corporate purposes and reducing indebtedness.

After the offer the Company continues to control Multilplus S.A. through its remaining 72.5% voting and total interest.

(b) Acquisition of Pantanal Linhas Aéreas S.A.

As indicated in note 1 on December 19, 2009, the Company signed a commitment for the acquisition of all of the shares of Pantanal Linhas Aéreas S.A. (“Pantanal”). As compensation for the acquisition of these shares, the Company paid in advance R$ 3,000, on December 22, 2009, and made a final payment of R$ 10,000 on March 19, 2010. ANAC (Brazilian Civil Aviation Authority) approved the acquisition of Pantanal Linhas Aéreas on March 18, 2010.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 06, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.